Exhibit 99.5

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT)			2 - DISTRICT
Jorge Tzachel Street, 475			Fazenda

3 - ZIP CODE		4 - CITY		5 - STATE
88301-600		Itajaí		SC

6 - DDD (Long distance)	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
55 47	3249-4533	3249-4207	3249-4222

11- DDD (Long distance)	12 - FAX	13 - FAX	14 - FAX
55 47	3249-4462	3249-4221	3249-4211

15 - E-MAIL
acao@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME
Leopoldo Viriato Saboya

2 - FULL ADDRESS (Place, Number and Complement)			3 - DISTRICT
Av. Escola Politécnica, 760, 2nd floor			Jaguaré

4 - ZIP CODE		5 - CITY		6 - STATE
05350-901		São Paulo		SP

7 - DDD (long distance)	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
55 11	3718-5301	3718-5306	3718-5465

12 - DDD (long distance)	13 - FAX	14 - FAX	15 – FAX
55 11	3718-5301	3718-5306	-

16 - E-MAIL
acao@perdigao.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009

9 - AUDITING COMPANY KPMG Auditores Independentes	10 - CVM CODE 00418-9

11 - TECHNICAL IN CHARGE	12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 06/30/2009	2 – PREVIOUS QUARTER 03/31/2009	3 – SAME QUARTER PREVIOUS YEAR 06/30/2008
Paid-Up Capital
1 – COMMON	206,958,103	206,958,103	206,958,103
2 - PREFERRED	0	0	0
3 – TOTAL	206,958,103	206,958,103	206,958,103
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 — SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

1220 — Food

5 - MAIN ACTIVITY

Holding

6 - CONSOLIDATED TYPE

Total

7 — TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

01.09 — PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK	4 – AMOUNT	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES	8 – PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(Units)	(Reais)

01.10 — INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

08/13/2009

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 – Description	3- 06/30/2009	4- 03/31/2009
1	Total Assets	10,387,780	10,442,462
1.01	Current Assets	4,116,251	4,234,563
1.01.01	Cash, Banks and Investments	588,552	749,221
1.01.01.01	Cash and Cash Equivalents	69,735	122,109
1.01.01.02	Short-term Investments	518,817	627,112
1.01.02	Credits	1,360,880	1,407,065
1.01.02.01	Trade Accounts Receivable	1,360,880	1,407,065
1.01.02.02	Other Credits	0	0
1.01.03	Inventories	1,299,037	1,331,243
1.01.04	Others	867,782	747,034
1.01.04.01	Dividends and Interest on Shareholders’ Equity	5	26
1.01.04.02	Recoverable Taxes	497,791	479,749
1.01.04.03	Deferred Taxes	73,325	2,500
1.01.04.04	Notes Receivable	50,514	45,995
1.01.04.05	Others	191,405	178,857
1.01.04.06	Prepaid Expenses	54,742	39,907
1.02	Noncurrent Assets	6,271,529	6,207,899
1.02.01	Noncurrent Assets	484,226	546,253
1.02.01.01	Credits	10,341	9,811
1.02.01.01.01	Trade Accounts Receivable	10,341	9,811
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	473,885	536,442
1.02.01.03.01	Long-term Cash Investments	0	0
1.02.01.03.02	Recoverable Taxes	132,569	138,765
1.02.01.03.03	Deferred Taxes	208,381	289,274
1.02.01.03.04	Notes Receivable	77,838	55,884
1.02.01.03.05	Legal Deposits	24,741	24,474
1.02.01.03.06	Property for Sale	5,598	5,208
1.02.01.03.07	Other Receivables	23,722	21,665
1.02.01.03.08	Prepaid Expenses	1,036	1,172
1.02.02	Permanent Assets	5,787,303	5,661,646
1.02.02.01	Investments	1,233,513	1,206,806
1.02.02.01.01	Equity in Affiliates	247,942	242,161

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	984,551	963,625
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	1,020	1,020
1.02.02.02	Fixed Assets	2,882,411	2,775,184
1.02.02.03	Intangible	1,520,488	1,520,488
1.02.02.04	Deferred	150,891	159,168

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 – Description	3- 06/30/2009	4- 03/31/2009
2	Total Liabilities	10,387,780	10,442,462
2.01	Current Liabilities	3,036,917	3,192,848
2.01.01	Short-term Debt	1,669,787	1,753,635
2.01.02	Debentures	4,178	4,186
2.01.03	Trade Accounts Payable	949,323	908,772
2.01.04	Taxes, Charges and Contribution	85,299	60,619
2.01.04.01	Tax Obligations	54,186	29,974
2.01.04.02	Social Contributions	31,113	30,645
2.01.05	Dividends Payable	31	32
2.01.06	Provisions	123,996	103,256
2.01.06.01	Provisions for Vacations & 13th Salary	123,996	103,256
2.01.07	Debts with Associates	2,151	2,062
2.01.08	Others	202,152	360,286
2.01.08.01	Payroll	42,396	37,339
2.01.08.02	Interest on Company Capital	372	375
2.01.08.03	Management/Employees’ profit Sharing	0	0
2.01.08.04	Deferred Taxes	8,614	0
2.01.08.05	Other Obligations	150,770	322,572
2.02	Long-term Liabilities	3,332,342	3,358,685
2.02.01	Long-term Liabilities	3,332,342	3,358,685
2.02.01.01	Long-term Debt	3,113,092	3,105,507
2.02.01.02	Debentures	0	2,078
2.02.01.03	Provisions	159,989	184,816
2.02.01.03.01	Provision for Contingencies	159,989	184,816
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	59,261	66,284
2.02.01.06.01	Taxes and social obligation	9,820	10,395
2.02.01.06.02	Deferred Taxes	44,039	44,991
2.02.01.06.03	Others	5,402	10,898
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	4,018,521	3,890,929
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	730,712	730,712
2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	664,511	664,511
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Valuation Adjustments	(39,816)	(43,688)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	(3,681)	0
2.05.05.03	Business Combination Adjustments	(36,135)	(43,688)
2.05.06	Accumulated Earnings/ Losses	(117,418)	(241,138)
2.05.07	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.01	Gross Sales	2,791,262	4,374,936	501,137	501,137
3.01.01	Domestic Market	1,857,207	2,914,899	341,774	341,774
3.01.02	Exports	934,055	1,460,037	159,363	159,363
3.02	Sales Deductions	(388,674)	(613,172)	(58,669)	(58,669)
3.03	Net Sales	2,402,588	3,761,764	442,468	442,468
3.04	Cost of Sales	(2,041,083)	(3,120,804)	(372,506)	(372,506)
3.05	Gross Profit	361,505	640,960	69,962	69,962
3.06	Operating Income/Expenses	(207,128)	(738,480)	(16,167)	38,820
3.06.01	Selling Expenses	(423,568)	(621,190)	(50,734)	(50,734)
3.06.02	General and Administrative	(36,430)	(60,254)	(4,077)	(5,938)
3.06.02.01	Administrative	(32,296)	(53,735)	(2,545)	(3,372)
3.06.02.02	Management Compensation	(4,134)	(6,519)	(1,532)	(2,566)
3.06.03	Financial	238,092	233,670	29,837	43,249
3.06.03.01	Financial Income	(76,085)	(106,873)	53,450	66,678
3.06.03.02	Financial Expenses	314,177	340,543	(23,613)	(23,429)
3.06.04	Other Operating Income	37,050	118,981	1,663	1,663
3.06.05	Other Operating Expenses	(47,308)	(151,215)	(22,753)	(22,753)
3.06.06	Equity Pick-up	25,036	(258,472)	29,897	73,333
3.07	Operating Income	154,377	(97,520)	53,795	108,782

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	154,377	(97,520)	53,795	108,782
3.10	Provision for Income Tax And Social Contribution	47,708	(18,232)	(15,955)	(18,744)
3.11	Deferred Income Tax	(78,365)	(1,666)	33,332	32,149
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.15	Net Income In Fiscal Year	123,720	(117,418)	71,172	122,187
	Number of Shares (Ex-treasury)	206,527,618	206,527,618	206,527,618	206,527,618
	Earnings Per Share	0,59905	0	0,34461	0,59163
	Loss Per Share	0	(0,56853)	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.01	Net Cash Provided by (Used in) Operating Activities	(342,516)	(82,359)	313,676	231,086
4.01.01	Net Income for the Year	123,720	(117,418)	71,172	122,187
4.01.02	Changes in Operating Assets and Liabilities	48,015	169,480	193,399	112,928
4.01.02.01	Trade Accounts Receivable	162,302	586,305	(44,337)	(44,337)
4.01.02.02	Inventories	38,862	81,175	14,680	14,680
4.01.02.03	Trade Accounts Payable	39,809	(63,061)	15,014	13,002
4.01.02.04	Contingencies	(5,520)	(8,394)	(1,056)	(1,056)
4.01.02.05	Payroll and Related Charges Payable	(187,438)	(426,545)	209,098	130,639
4.01.03	Others	(514,251)	(134,421)	49,105	(4,029)
4.01.03.01	Minority Shareholders	0	0	0	0
4.01.03.02	Depreciation, Amortization and Depletion	109,826	163,431	11,173	11,173
4.01.03.03	Amortization of Goodwill	0	0	22,552	22,552
4.01.03.04	Gain on Permanent Asset Disposals	1,699	66,084	100,863	100,863
4.01.03.05	Deferred Income Tax	13,616	(1,402)	(22,028)	(20,845)
4.01.03.06	Provision / Reversal for Contingencies	(23,617)	(16,241)	298	298
4.01.03.07	Other Provisions	(7,346)	49,582	(4,164)	(4,164)
4.01.03.08	Exchange Variations and Interest	(583,393)	(654,347)	(33,215)	(44,096)
4.01.03.09	Summer Plan Effects	0	0	0	0
4.01.03.10	Equity Pick-Up	(25,036)	258,472	(26,374)	(69,810)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

4.02	Net Cash (Used in) Provided by Investing Activities	(94,141)	(325,068)	(347,637)	(833,991)
4.02.01	Cash Investments	(434,410)	(741,897)	(161,471)	(194,759)
4.02.02	Redemption of Cash Investments	554,112	653,634	241,958	686,775
4.02.03	Additions to Property, Plant and Equipment	(170,399)	(247,355)	(9,895)	(9,895)
4.02.04	Acquisitions / Formation Period of Breeding Stock	(46,213)	(68,074)	(8,132)	(8,132)
4.02.05	Disposal of Fixed Assets	8,550	9,136	0	0
4.02.06	Business Acquisition, Net	0	0	19,479	(748,142)
4.02.07	Additions to Deferred Charges	0	0	0	0
4.02.08	Other Investments, Net	0	0	(99,003)	(199,765)
4.02.09	Advance for Future Capital Increase	(5,781)	(5,736)	(330,573)	(368,076)
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	8,003
4.02.11	Goodwill on Acquisition of Companies	0	0	0	0
4.02.12	Cash of Merged Company	0	75,224	0	0
4.03	Net Cash (Used in) Provided by Financing Activities	389,273	452,867	84,992	55,781
4.03.01	Debt Issuance	1,118,688	1,511,395	207,831	207,831
4.03.02	Repayment of Debt (Principal and Interest)	(729,415)	(1,033,745)	(46,424)	(46,424)
4.03.03	Capital Increase	0	0	0	33,489
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	0	(24,783)	(76,415)	(139,115)
4.03.05	Capital Distribution to Minority Shareholders	0	0	0	0
4.04	Exchange Variation on Cash and Cash Equivalents	(4,990)	(5,293)	0	0
4.05	Net (Decrease) Increase in Cash	(52,374)	40,147	51,031	(547,124)
4.05.01	At the Beginning of the Year	122,109	29,588	48,389	646,544

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

4.05.02	At the End of the Year	69,735	69,735	99,420	99,420

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 04/01/2009 TO 06/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(241,138)	(43,688)	(3,890,929)
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(241,138)	(43,688)	3,890,929
5.04	Profit/Loss In Fiscal Year	0	0	0	0	123,720	0	123,720
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	3,872	3,872
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,681)	(3,681)
5.07.03	Business Combination Adjustments	0	0	0	0	0	7,553	7,553
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition/Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

5.13	Final Balance	3,445,043	0	0	730,712	(117,418)	(39,816)	4,018,521

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.04	Profit/Loss in Fiscal Year	0	0	0	0	(117,418)	0	(117,418)
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(1,687)	(1,687)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,681)	(3,681)
5.07.03	Business Combination Adjustments	0	0	0	0	0	1,994	1,994
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

5.13	Final Balance	3,445,043	0	0	730,712	(117,418)	(39,816)	4,018,521

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 06/30/2009	4- 03/31/2009
1	Total Assets	10,407,220	10,892,799
1.01	Current Assets	5,138,908	5,658,990
1.01.01	Cash, Banks and Investments	1,432,715	1,803,166
1.01.01.01	Cash and Cash Equivalents	819,841	1,070,409
1.01.01.02	Short term Investments	612,874	732,757
1.01.02	Credits	1,144,056	1,315,340
1.01.02.01	Trade Accounts Receivable	1,144,056	1,315,340
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,531,254	1,604,062
1.01.04	Others	1,030,883	936,422
1.01.04.01	Recoverable Taxes	611,836	598,544
1.01.04.02	Deferred Taxes	79,715	10,555
1.01.04.03	Notes Receivable	50,219	45,738
1.01.04.04	Others	210,719	214,636
1.01.04.05	Prepaid Expenses	78,394	66,949
1.02	Noncurrent Assets	5,268,312	5,233,809
1.02.01	Noncurrent Assets	565,787	625,226
1.02.01.01	Credits	11,019	10,257
1.02.01.01.01	Trade Accounts Receivable	11,019	10,257
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	554,768	614,969
1.02.01.03.01	Long-term Cash Investments	0	0
1.02.01.03.02	Taxes Receivable	165,130	164,081
1.02.01.03.03	Deferred Taxes	249,678	335,488
1.02.01.03.04	Notes Receivable	77,838	55,884
1.02.01.03.05	Legal Deposits	26,463	26,116
1.02.01.03.06	Property for Sale	5,598	5,208
1.02.01.03.07	Others	28,819	26,789
1.02.01.03.08	Prepaid Expenses	1,242	1,403
1.02.02	Permanent Assets	4,702,525	4,608,583
1.02.02.01	Investments	1,028	1,028
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	0	0
1.02.02.01.03	Other Investments	1,028	1,028
1.02.02.02	Fixed Assets	3,004,861	2,899,278
1.02.02.03	Intangible	1,542,471	1,544,685
1.02.02.04	Deferred Charges	154,165	163,592

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 06/30/2009	4- 03/31/2009
2	Total Liabilities	10,407,220	10,892,799
2.01	Current Liabilities	2,989,317	3,121,963
2.01.01	Short-term Debt	1,562,959	1,799,594
2.01.02	Debentures	4,178	4,186
2.01.03	Suppliers	1,062,923	1,018,250
2.01.04	Taxes and Contribution	103,016	71,525
2.01.04.01	Tax Obligations	69,832	38,658
2.01.04.02	Social Contributions	33,184	32,867
2.01.05	Dividends Payable	31	32
2.01.06	Provisions	128,605	107,500
2.01.06.01	Provisions for Vacations & 13th Salaries	128,605	107,500
2.01.07	Debts with Associates	0	0
2.01.08	Others	127,605	120,876
2.01.08.01	Payroll	43,656	38,599
2.01.08.02	Interest Over Company Capital	372	354
2.01.08.03	Management/Employees’ Profit Sharing	0	0
2.01.08.04	Deferred Taxes	8,614	0
2.01.08.05	Other Obligations	74,963	81,923
2.02	Noncurrent Liabilities	3,404,587	3,890,924
2.02.01	Noncurrent Liabilities	3,404,587	3,890,924
2.02.01.01	Long-term Debt	3,145,391	3,599,737
2.02.01.02	Debentures	0	2,078
2.02.01.03	Provisions	162,489	187,327
2.02.01.03.01	Provisions for Contingencies	162,489	187,327
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	96,707	101,782
2.02.01.06.01	Taxes and Social Obligations	10,958	11,678
2.02.01.06.02	Deferred Taxes	64,026	63,973
2.02.01.06.03	Other Liabilities	21,723	26,131
2.03	Deferred Income	0	0
2.04	Minority Interest	1,044	819
2.05	Shareholders’ Equity	4,012,272	3,879,093
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	724,463	718,876
2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	658,262	652,675
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(6,249)	(11,836)
2.05.05	Equity Valuation Adjustments	(39,816)	(43,688)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	(3,681)	0
2.05.05.03	Business Combination Adjustments	(36,135)	(43,688)
2.05.06	Accumulated Earnings/ Losses	(117,418)	(241,138)
2.05.07	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.01	Gross Sales	3,124,095	6,159,558	3,251,026	6,097,725
3.01.01	Domestic Market	1,917,436	3,804,588	1,992,463	3,735,157
3.01.02	Exports	1,206,659	2,354,970	1,258,563	2,362,568
3.02	Sales Deductions	(421,114)	(853,528)	(418,268)	(803,218)
3.03	Net Sales	2,702,981	5,306,030	2,832,758	5,294,507
3.04	Cost of Sales	(2,110,170)	(4,178,165)	(2,208,194)	(4,133,495)
3.05	Gross Profit	592,811	1,127,865	624,564	1,161,012
3.06	Operating Income/Expenses	(425,817)	(1,078,406)	(508,885)	(1,004,781)
3.06.01	Selling Expenses	(543,892)	(1,032,384)	(453,562)	(854,667)
3.06.02	General and Administrative	(37,236)	(79,701)	(36,323)	(80,672)
3.06.02.01	Administrative	(33,102)	(70,323)	(31,670)	(72,399)
3.06.02.02	Management Fees	(4,134)	(9,378)	(4,653)	(8,273)
3.06.03	Financial	167,564	67,248	32,034	(2,495)
3.06.03.01	Financial Income	(156,942)	(154,900)	20,775	117,447
3.06.03.02	Financial Expenses	324,506	222,148	11,259	(119,942)
3.06.04	Other Operating Income	35,832	135,657	11,451	25,435
3.06.05	Other Operating Expenses	(48,085)	(169,226)	(62,485)	(92,382)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	166,994	49,459	115,679	156,231

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	166,994	49,459	115,679	156,231
3.10	Current Income Tax and Social Contribution	(12,278)	(20,924)	(34,859)	(49,544)
3.11	Deferred Income Tax and Social Contribution	(25,317)	(124,951)	(1,654)	28,049
3.12	Statutory Participations / Contributions	0	0	(3,162)	(7,614)
3.12.01	Profit Sharing	0	0	(3,162)	(7,614)
3.12.01.01	Employees’ Profit Sharing	0	0	(2,316)	(5,922)
3.12.01.02	Management Profit Sharing	0	0	(846)	(1,692)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company Capital	0	0	0	0
3.14	Minority Interest	(92)	(243)	(129)	(238)
3.15	Net Income in Fiscal Year	129,307	(96,659)	75,875	126,884
	Number of Shares (Ex-treasury)	206,527,618	206,527,618	206,527,618	206,527,618
	Earnings per Share	0,62610	0	0,36738	0,61437
	Loss per Share	0	(0,46802)	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.01	Net Cash Provided by (Used in) Operating Activities	96,778	76,200	(66,691)	(282,535)
4.01.01	Net Income for the Year	129,307	(96,659)	75,875	126,884
4.01.02	Changes in Operating Assets and Liabilities	327,084	188,244	(231,562)	(630,978)
4.01.02.01	Trade Accounts Receivable	207,140	219,270	(194,966)	(165,990)
4.01.02.02	Inventories	84,516	172,165	(55,565)	(274,180)
4.01.02.03	Trade Accounts Payable	43,685	(16,343)	119,023	38,978
4.01.02.04	Contingencies	(5,524)	(8,662)	(9,655)	(12,632)
4.01.02.05	Payroll and Related Charges Payable	(2,733)	(178,186)	(90,399)	(217,154)
4.01.03	Others	(359,613)	(15,385)	88,996	221,559
4.01.03.01	Minority Shareholders	92	243	115	224
4.01.03.02	Depreciation, Amortization and Depletion	115,685	235,473	101,862	195,145
4.01.03.03	Amortization of Goodwill	0	0	37,863	52,366
4.01.03.04	Gain on Permanent Asset Disposals	1,495	50,144	21,453	34,762
4.01.03.05	Deferred Income Tax	21,203	122,960	6,299	(20,461)
4.01.03.06	Provision/Reversal for Contingencies	(23,674)	(22,976)	(184)	(62)
4.01.03.07	Other Provisions	(10,073)	(941)	(194)	8,968
4.01.03.08	Exchange Variations and Interest	(464,341)	(400,288)	(78,218)	(49,383)
4.01.03.09	Summer Plan Effects	0	0	0	0
4.01.03.10	Equity Pick-Up	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

4.02	Net Cash (Used in) Provided by Investing Activities	(96,839)	(223,445)	(127,627)	(813,055)
4.02.01	Cash Investments	(514,935)	(1,064,113)	(519,657)	(957,928)
4.02.02	Redemption of Cash Investments	634,427	1,206,347	685,315	1,388,481
4.02.03	Additions to Property, Plant and Equipment	(175,825)	(296,348)	(175,764)	(318,937)
4.02.04	Acquisitions/Formation Period of breeding Stock	(47,757)	(94,000)	(54,482)	(102,948)
4.02.05	Disposal of Fixed Assets	7,251	24,669	1,451	8,101
4.02.06	Business Acquisition, Net	0	0	(45,329)	(795,480)
4.02.07	Additions to Deferred Charges	0	0	(19,161)	(34,344)
4.02.08	Other Investments, Net	0	0	0	0
4.02.09	Advance for Future Capital Increase	0	0	0	0
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	0
4.02.11	Goodwill on Acquisition of Companies	0	0	0	0
4.03	Net Cash (Used in) Provided by Financing Activities	(165,344)	(177,831)	334,593	562,154
4.03.01	Debt Issuance	639,070	1,142,179	881,740	1,583,054
4.03.02	Repayment of Debt (Principal and Interest)	(804,414)	(1,295,227)	(547,147)	(991,689)
4.03.03	Capital Increase	0	0	0	33,489
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	0	(24,783)	0	(62,700)
4.03.05	Capital Distribution to Minority Shareholders	0	0	0	0
4.04	Exchange Variation on Cash and Cash Equivalents	(85,163)	(88,538)	(18,141)	(20,974)
4.05	Net (Decrease) Increase in Cash	(250,568)	(413,614)	122,134	(554,410)
4.05.01	At the Beginning of the Year	1,070,409	1,233,455	431,484	1,108,028
4.05.02	At the End of the Year	819,841	819,841	553,618	553,618

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 04/01/2009 TO 06/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(252,974)	(43,688)	3,879,093
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(252,974)	(43,688)	3,879,093
5.04	Profit/Loss In Fiscal Year	0	0	0	0	129,307	0	129,307
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	3,872	3,872
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,681)	(3,681)
5.07.03	Business Combination Adjustments	0	0	0	0	0	7,553	7,553
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

5.13	Final Balance	3,445,043	0	0	730,712	(123,667)	(39,816)	4,012,272

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.04	Profit/Loss in Fiscal Year	0	0	0	0	(96,659)	0	(96,659)
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(1,687)	(1,687)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,681)	(3,681)
5.07.03	Business Combination Adjustments	0	0	0	0	0	1,994	1,994
5.08	Increase (Decrease) in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

4 - NIRE

35300149947

5.13	Final Balance	3,445,043	0	0	730,712	(123,667)	(39,816)	(4,012,272)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, BRF — Brasil Foods S.A. (“BRF”); formerly known as Perdigão S.A.; and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 2,500 items, including:

•                  Frozen whole chicken and chicken, turkey, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and diary products;

•                  Juices, soy milk and soy juices;

•                  Margarine and;

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 25 meat processing plants, 15 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states within Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul, Pernambuco, Rio de Janeiro, Minas Gerais and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, The Netherlands and Romania.  In addition, the company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentine.

The domestic distribution network uses 28 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 100,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

Among others, the Company sells its products under the brands Perdigão, Perdix, Chester®,  Borella, Batavo, Elegê, Cotochés, Halal, Sulina, Toque de Sabor, Doriana, Claybon, Delicata, Escolha Saudável, Pense Light, Bio Fibras, Naturis, Ouro, Confidence, Fazenda, Confiança, Unef, Alnoor and Nabrasa and the expression Turma da Mônica (licensed).

The Company’s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s special corporate governance “new market” (Novo Mercado). The Company’s shares are also traded on the New York Stock Exchange (NYSE) through Level III American Depositary Receipts (ADRs).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

a)     Subsidiaries and Participation on June 30, 200909:

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of BRF — Brasil Foods S.A.

The sub-holding company Acheron Beteiligung-sverwaltung GMBH has direct subsidiaries in Madeira Islands - Portugal, whose objective is to operate in European markets that are regulated by a system based on import quotas for chicken and turkey. Investment in subsidiaries amounted to R$717.

b)     Association Agreement between Perdigão S.A. and Sadia S.A.

On May 19, 2009, an association agreement was finalized between Perdigão, Sadia and HFF Participações S.A. (“HFF”)

The Association Agreement set forth certain conditions for then controlling shareholders of Sadia, including the sale of financial activities, which are not related to the feed industry,.

On June 03, 2009, under the terms of the Association Agreement, part of the conditions were fulfilled, including, 1) the condition related to the adhesion by Sadia’ shareholders, holders of more than 51% of common shares and of signatories shareholders of the Voting Agreement of the Company and 2) the condition relative the indication for the Company to the shareholders group of Sadia to acquire the shares issued by Concórdia Holding Financeira.

The Association Agreement also included the following:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

i)                                         The change of the corporate name of Perdigão to BRF — Brasil Food S.A.;

ii)                                      The merger of the HFF’s shares by the Company, that will hold at least 51% of common shares of Sadia;

iii)                                   The merger of the Sadia’s shares by the Company;

iv)                                  Transfer of the head office from São Paulo to Itajaí, Santa Catarina; and

v)                                     The amendments of Company’s By-Laws to:

a)              To establish a maximum number of members of Board of Directors from 9 to 11:

b)             Implement a co-chairman structure in the  Board of Directors;

c)              Election of 3 new Board members, selected by the HFF´s shareholders, one of them to serve as co-chairman, with a term of office until the Ordinary Shareholders Meeting in 2011.

The merger of HFF´s shares with those of the Company considered an exchange of 0,166247 common share issued by the Company for each common share issued by HFF.

Subsequently, the merger of Sadia’s shares with those of the Company, for which consider applicable an share exchange ratio to the Sadia´s shareholders of 0,132998 common or preferred share of Sadia.

Also the Association Agreement included:

i)                                         The Company made a public share offering to raise an estimated value of R$4,0 billion;

ii)                                      The Association Agreement was submitted for approval to the Brazilian Antitrust authorities (Administrative Counsel for Economic Defense — CADE, Secretariat Economic Law — SDE and Secretariat for Economic Monitoring — SEAE); and

iii)                                   The implementation of the Association Agreement also depends of prior approval of the transaction to the antitrust authorities of other jurisdictions in which this legal requirement is necessary, due to the Company and Sadia have similar transactions.

In accordance with the terms of the Association Agreement, the Company:

i)                                    On June 05, 2009, recorded at the National Association of Investments Banks — AMBIB, following the terms of CVM Instruction nº 471, application for registration of the public offering of primary distribution of common shares, with no par value, issued by the Company; and

ii)                                 On June 22, 2009, scheduled an Extraordinary Shareholders’ Meeting to occur on July 08, 2009 with the purpose of approving the terms of the Association Agreement.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction. See note 26 — Subsequent Events

c)     Acquisitions and corporate reorganization

The Company is going through a moment of significant changes in light of its sustainable growth plan, started in 2006, and which is based on several acquisitions of companies and entry into new businesses.

As result of these acquisitions, the Company has grown and diversified its business, increasing its share in the market of chicken and pork meats and entering into the milk, margarine and beef market.

A list of the companies acquired  since 2005 are as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Company	Activity	Acquisition Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on April 30, 2008
Cotochés	Dairy	2008	Merged on December 31, 2008
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A	Dairy	2006/2007	Merged on December, 31 2008
Paraíso Agroindustrial	Meat	2007	Merged August 01, 2007
Ava Com. Represent.	Margarines	2007	Merged on August 01, 2007
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on August 01, 2008
Incubatório Paraíso	Meat	2005	Merged on July 03, 2006

As part of the this growth process, the Company has had a comprehensive corporate reorganization of its structure and business, which was aimed at maintaining the sustainability of the Company’s business through the simplification of its corporate structure and the reduction of its costs of operation, taxes and financing, and a reorganization of its operational activities.

In addition, as part of the corporate reorganization:

a)          On March 09, 2009, the subsidiary Perdigão Agroindustrial S.A. was merged into the Company, as approved in the Extraordinary Shareholders’ Meeting, the net assets merged were R$2,635,882.

b)         On March 31, 2009, the subsidiary Sino dos Alpes leased its plant used for the production of small volume products to the Parent Company, BRF — Brasil Foods S.A…

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND FIRST-TIME ADOPTION OF LAW 11.638/07 AND PROVISIONAL ACT n.449/08

The financial statements of the Company and its subsidiaries are presented in thousand of Reais and were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law no. 6,404/76, as amended), which includes the new provisions introduced, amended and revoked by the Law no. 11.638 dated 12.28.07 and by the Provisional Act no. 449 dated 12.03.08, regulations and rules issued by the Brazilian Securities Commission - Comissão de Valores Mobiliários — CVM and accounting standards issued by IBRACON — Brazilian Institute of Independent Auditors.

The Law no. 11.638/07 and Provisional Act no. 449 mainly objective is to update the Brazilian corporate law so it enables the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards - IFRS issued by International Accounting Standards Board — IASB, and to allow CVM to issue new standards and procedures, based on IFRS.

The table below shows for comparison purposes, what would have been the effects of adoption of Law no. 11.638 /007 and provisional Act no. 449/08 on the company’s shareholder’s equity and net income as of and for the three-month period ended June 31, 2009  :

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	June 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	Parent Company as of June 30, 2008
	Shareholders’ equity	Income Statement
Reported values according to Law no 6.404/76	4,220,736	122,187
Equity pick-up	(3,772)	(5,755)
Reported values according to Law 11.638/07 and Provisional Act 449/08	4,216,964	116,432

	Consolidated as of June 30, 2008
	Shareholders’ equity	Income statement
Reported values according to Law no 6.404/76	4,221,491	126,884
Financial instruments at market value (available for sale)	1,532	—
Financial instruments at market value	6,750	6,750
Capital leases	496	45
Adjustments to present value of rights	(24,766)	(24,766)
Adjustments to present value of liabilities	9,251	9,251
Tax effects	2,965	2,965
Reported values according to Law 11.638/07 and Provisional Act 449/08	4,217,719	121,129

3.              SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The participation of non-controlling shareholders is recorded separately.

The Company applied in its financial statements the new CVM Resolution no. 534/08, which approved on 01.29.08 the technical pronouncement CPC 02, Conversion of financial statements. According to this new resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•                  Functional and Presentation Currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. Financial Statements of subsidiaries abroad are converted to Reais based on its functional currency;

•                  Investments: investments in subsidiaries are accounted for by the equity method. Other investments are recorded at acquisition cost and deducted by provision for losses, when it is applicable. The financial statements of subsidiaries abroad are converted to Reais based on its functional currency; and

•                  Exchange Rate on Investments: the values of gains and losses arising from exchange rate on investments in subsidiaries abroad, at the amount R$(157,786) on June 30, 2009 (R$(46,523) on June 30, 2008) are booked in the financial revenue and expenses account in the income statement (Note 19). The exchange rate variation related to the interest on the subsidiary Plusfood Groep B.V. and its subsidiaries was recorded in the account equity valuation adjustments in the shareholders’ equity group.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)            Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4). Cash investments, by their very nature, are already measured to fair value through the results of operations.

c)             Cash investments: these are financial assets and they are mainly represented by public and private fixed income securities (Note 5). Their classification and registration are made in accordance with the purposes for which they were acquired, as follows:

•                  Held for Trading, if they are purchased for the purpose of sale or repurchase in short term: these assets are first booked for its fair value and its variations, as well as monetary and exchange rate variations when applicable, are accounted directly in the results under the heading of financial revenues or expenses;

•                  Held to Maturity, if the company has the positive intent and ability to hold them to maturity: these assets are recorded at the acquisition cost. Interest and monetary variation are recognized in the results, when incurred, under the heading of financial revenues or expenses;

•                  Available for Sale, which includes all financial assets that do not qualify for categories above: they are initially measured at fair value and its variations are booked in shareholders equity, under the heading of equity valuation adjustments until it is not realized, net of tax. Interest and monetary variation are recognized in the result, when incurred, under the heading of financial revenues or expenses.

d)            Adjustment to present value: the Company measured the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets and trade accounts payable, social and taxes obligations, and other liabilities The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate. This rate reflects the actual market assessments in which the Company operates and it corresponded to 8.05% per year on June 30, 2009 (14.01% per year on March 31, 2009). The effect of change in rate resulted in income of R$3,360.

e)             Trade Accounts Receivable: they are recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

f)               Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable (Note 7).

g)            Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

h)            Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

i)                Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 12, 1995, and further adjusted by revaluation (last occurred in 1990), based on evaluation reports issued by independent appraisers, less accumulated depreciation. The corresponding revaluation reserve has already been written-off in prior years. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

Law no. 11.638/07 and Provisional Act no. 449/08 require impairment test to be made annually to all assets included in this subgroup, or whenever there is evidence of loss, since no item should be recorded as a fixed asset for a value higher than the realizable value, either by sale or by use (the highest of them). The Company evaluated the fixed assets and has not identified losses to be recorded for realizable value lower than the carrying value.

j)                Intangible: the intangible assets do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability, which represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the expectation of future profitability is was amortized over the extension and proportion of the projected results until 10 (ten) years until December 31, 2008 and from January 01, 2009 they are no longer amortized, but should only be subjected to annual test for analysis of the loss of its recoverable amount, in compliance to the technical pronouncement CPC 01 (Note 12).

The recoverability of the goodwill was evaluated for 2008 on a consolidated basis, as this is the way used by the decision-maker to review the total assets of the Company. As a result, no provision for losses were identified.

k)             Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the results of the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 13) and from January 01, 2009 capitalization under this heading are no longer allowed and existing expenses are tested for impairment whenever there is evidence of loss as determined in CPC 01.

l)                Provisions for contingencies: a provision is recognized when, based on the opinion of management internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable can be reasonably estimated and it is probable, that an outflow of cash will be

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

required to settle the obligation. The balances of provisions for contingencies are shown net of the judicial deposits related to the lawsuits (Note 16a).

m)          Leases: lease transactions that transfer substantially all the risks and rewards incidental to ownership are classified as finance lease. If the lease does not transfer substantially all the risks and rewards incidental to ownership, it is classified as an operating lease.

Finance lease contracts are recognized as fixed assets and as liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period. Operating leases are recognized as an expense over the contract period (note 15).

n)            Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to financial income and expenses, except for cash flow hedges, which are booked in equity by the amount net of tax effects.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is done under the Technical Pronouncement CPC 14 which permits the protection accounting methodology (Hedge Accounting) and its effects on measurement of the shareholders equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above (Note 18g).

o)            Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with the criteria set forth by CVM Deliberation No. 371. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent actuarial experts.

The contributions made by sponsors are recognized as expenses during the year (Note 23).

p)            Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)            Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectability is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

r)               Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 22).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

s)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$621,046 (R$531,979 on June 30, 2008).

t)               Advertising and sales promotion costs: advertising and sales promotion costs are recognized when incurred and amounted to R$77,216 (R$57,165 on June 30, 2008).

u)            Research and development (R&D): consists mainly of internal research and development of new products and is recognized when incurred. The total amount of R&D expenses was R$6,735 (R$7,929 on June 30, 2008)).

v)            Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w)          Interest on shareholders’ equity: interests on shareholders’ equity received and or paid/accrued are recorded under financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, interest received reclassified to investments and interest paid /or accrued to retained earnings so that income is not impact, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law no. 9.249/98 which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

x)              Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, the current provision for environmental costs is sufficient to cover these costs.

y)            Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo and Bahia state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly to income under other operating income.

z)              Translation of Foreign Currency: as mentioned in item a above, assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statement accounts are translated based on the average monthly rates.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	June 30, 2009	June 30, 2008	March 31, 2009
US$ Dollar	1.9516	1.5919	2.3152
Euro (€)	2.7399	2.5063	3.0783
Pound (£)	3.2129	3.1706	3.3259

Average rates	June 30, 2009	June 30, 2008	March 31, 2009
US$ Dollar	1.9576	1.6189	2.3138
Euro (€)	2.7427	2.5204	3.0229
Pound (£)	3.2048	3.1851	3.2836

aa)       Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates. The Company reviews the assumptions used in the accounting estimates at least annually.

4.              CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Local currency:
Cash and banks	28,591	54,066	43,944	76,279
Highly liquid investments	8,440	47,135	8,440	47,135
	37,031	101,201	52,384	123,414
Foreign currency: (*)
Cash and banks	8,058	5,532	193,618	292,534
Highly liquid investments	24,646	15,376	573,839	654,461
	32,704	20,908	767,457	946,995
	69,735	122,109	819,841	1,070,409

(*) Mainly U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

5.              SHORT AND LONG TERM INVESTMENTS

			Parent Company		Consolidated
	Due date	WATM (*)	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Bank Deposit Certificates — CDB	From August 2009 to March 2014	1.3	518,553	626,848	582,097	650,851
Capitalization Equity	From July to November 2009	0.2	264	264	264	264
Brazilian Treasury Notes	October 2009	0.3	—	—	30,513	81,642
			518,817	627,112	612,874	732,757

Current			518,817	627,112	612,874	732,757

(*) Weighted average term maturity (years).

Bank Deposit Certificate (“CDB”) are denominated in Reais and bear interest at a rate between 98% and 106.5% of the Interbank Deposit Certificate (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.              TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Current
Domestic trade accounts receivable	503,697	545,564	520,646	563,597
Foreign trade accounts receivable	870,253	885,004	637,682	776,534
(-) Adjustment to present value	(2,653)	(14,650)	(2,653)	(14,650)
(-) Allowance for doubtful accounts	(10,417)	(8,853)	(11,619)	(10,141)
	1,360,880	1,407,065	1,144,056	1,315,340
Non-current
Domestic trade accounts receivable	35,211	30,745	37,505	33,040
Foreign trade accounts receivable	2,378	2,821	2,384	2,827
(-) Adjustment to present value	(1,030)	(693)	(1,030)	(693)
(-) Allowance for doubtful accounts	(26,218)	(23,062)	(27,840)	(24,917)
	10,341	9,811	11,019	10,257

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The changes in the allowance for doubtful accounts are as follows:

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Balance at beginning of period	31,915	6,111	35,058	31,183
Provision	6,580	3,628	6,900	6,994
Acquisition of companies	—	24,117	—	—
Write-offs	(1,860)	(1,941)	(2,499)	(3,119)
Balance at end of period	36,635	31,915	39,459	35,058

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Amounts receivable	1,309,106	1,183,429	1,044,410	1,041,226
Overdue:
Between 01 and 60 days	39,008	152,635	73,128	190,388
Between 61 and 120 days	16,954	26,278	24,059	31,244
Between 121 and 180 days	1,545	54,648	6,969	57,561
Between 181 and 360 days	15,550	17,400	19,112	24,941
Over 360 days	29,376	29,744	30,539	30,638
(-) Adjustment to present value	(3,683)	(15,343)	(3,683)	(15,343)
(-) Allowance for doubtful accounts	(36,635)	(31,915)	(39,459)	(35,058)
	1,371,221	1,416,876	1,155,075	1,325,597

7.              INVENTORIES

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Finished goods	704,564	727,728	707,013	817,861
Work-in-process	42,808	48,699	44,146	50,054
Raw materials	118,630	88,674	139,892	101,645
Livestock (poultry, turkey and hogs) for slaughter	217,275	208,260	438,990	384,795
Secondary material and packing	199,926	235,357	181,441	226,732
Advances to suppliers and imports in transit	15,834	22,525	19,772	22,975
	1,299,037	1,331,243	1,531,254	1,604,062

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

8.              RECOVERABLE TAXES

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
State ICMS (VAT)	147,533	151,256	207,691	200,627
Income tax	98,157	107,259	100,701	109,306
PIS/COFINS (Federal Taxes to Fund Social Programs)	376,801	351,677	429,502	400,455
Import Duty	1,266	1,350	31,377	44,039
IPI (Federal VAT)	5,761	5,937	5,768	5,946
Others	842	1,035	1,927	2,252
	630,360	618,514	776,966	762,625

Current	497,791	479,749	611,836	598,544
Non-current	132,569	138,765	165,130	164,081

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports, reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

On February 2007, the Company ensured in the STJ (“Supremo Tribunal Regional”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30,187 already recorded and also the right to the monetary adjustments on such credits, with estimated as of December 31, 2007 to be approximately R$36,371, not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

The Company has R$21,230 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful and, therefore, recorded a provision within non-current assets.

Withholding Income Tax and Social Contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, which are offset against federal taxes payable.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable taxes primarily resulted from raw materials acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of these credits can be made by compensation of taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits to the Company is taking judicial measures accelerate the process for analyzing the reimbursement requests, which are currently under inspection. The Company obtained authorization to receive R$35,005. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

9.              INCOME TAX AND SOCIAL CONTRIBUTION

a)   Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
(Loss) Income before taxes and participations	(97,520)	108,782	49,459	156,231
Nominal tax rate	34%	34%	34%	34%
Tax (income) expense at nominal rate	33,157	(36,986)	(16,816)	(53,119)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	—	2,165
Interest on shareholders’ equity	—	25,981	—	25,981
Equity pick-up	(87,880)	24,933	(53,647)	(15,818)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	20,200	36,831
Tax incentives	194	—	200	845
Income tax and social contribution over goodwill adjustments	33,273	(4,561)	33,273	(22,811)
Hedge Accounting adjustments	(1,990)	—	(1,990)	—
Write-off of deferred income and social contribution tax assets (*)	—	—	(132,036)	—
Other adjustments	3,348	4,038	4,941	4,431
Actual tax (expense) benefit	(19,898)	13,405	(145,875)	(21,495)

Current income tax	(18,232)	(18,744)	(20,924)	(49,544)
Deferred income tax	(1,666)	32,149	(124,951)	28,049

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	June 30, 2009	June 30, 2008
Taxable income from foreign subsidiaries	57,465	135,032
Current income taxes of subsidiaries abroad	662	(2,964)
Deferred income taxes of subsidiaries abroad	—	(6,116)

(*) The Company wrote-off of deferred income and social contribution tax assets recorded over tax loss carryfowards and the negative basis of social contribution of its wholly-owned subsidiary Perdigão Agroindustrial S.A. on the amount of R$132,036 due to its mergence on 03.09.09.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)   Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Tax losses carry forwards (IRPJ)	102,530	105,292	133,665	145,389
Negative calculation base (CSLL)	37,530	38,066	48,100	51,996
Temporary differences:
Provisions for contingencies and other	75,860	106,363	84,036	106,605
Income tax and social contribution over goodwill amortization	9,559	10,097	9,559	10,097
Unrealized loss on derivatives	—	4,560	—	4,560
Non-taxable Depreciation	(44,039)	(43,486)	(63,938)	(62,468)
Adjustments relating to the Transition Tax Regime	22,662	27,051	19,626	27,051
Income taxes and social contributions over incentivated accelerated depreciation	(8,614)	—	(8,614)
Other temporary differences	33,565	(1,160)	34,319	(1,160)
	229,053	246,783	256,753	282,070

Current assets	73,325	2,500	79,715	10,555
Non-current assets	208,381	289,274	249,678	335,488
Current liabilities	(8,614)	—	(8,614)	—
Non-current liabilities	(44,039)	(44,991)	(64,026)	(63,973)

In Brazil, tax returns are subject to review by tax authorities for a period of five year as from the date of the tax return. The Company may be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

c)     Estimated time of realization:

The Company’s management expects that deferred tax assets, recorded on tax loss carryforwards and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until June 30, 2010)	13,312
2010	23,157
2011	28,914
2012 onward	116,382
181,765

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

10.       INVESTMENTS

a)   Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial S.A.	PSA Laboratório Veterinário Ltda.	PDF Participações Ltda.	Perdigão Trading S.A.	UP Alimentos Ltda.	Avipal Nordeste S.A.	Avipal S.A. Alimentos
Paid in Capital	—	—	—	100	1	66,075	28,612
Income in period	(275,308)	1,741	—	(9)	1,692	15,152	(1,131)
Shareholders’ equity of the subsidiary	—	2,820	—	(432)	12,606	31,099	23,455
Shares owned by BRF S.A.	—	2,820	—	(432)	6,303	31,099	23,455
Investment before the application of the equity method	2,857,666	108	—	—	—	—	—
Acquisition / merger of new companies	(2,582,358)	2,014	—	(424)	6,405	13,075	24,001
Equity valuation adjustments	—	—	—	—	—	—	—
Income of investments in subsidiaries	(275,308)	698	—	(8)	(102)	18,024	(546)
Equity pick-up	(275,308)	698	—	(8)	(102)	18,024	(546)
Exchange variation on investments abroad	—	—	—	—	—	—	—

	Avipal	Avipal	Establec.	Crossban	Perdigão	Total
	Centro-Oeste S.A.	Construtora S.A.	Levino Zaccardy	Holdings GMBH	Export Ltd.	June 30, 2009	March 31, 2009
Paid in capital	5,972	445	1,028	5,198	20	—	—
Income in period	9	—	(592)	52,326	—	—	—
Shareholders’ equity of the subsidiary	259	81	(475)	921,393	—	—	—
Shares owned by BRF S.A.	259	81	(427)	921,393	—	984,551	963,625
Investment before the application of the equity method	—	—	—	—	—	2,857,774	2,857,774
Acquisition / merger of new companies	259	81	(669)	928,414	—	(1,609,202)	(1,609,202)
Equity valuation adjustments	—	—	—	(5,549)	—	(5,549)	(1,439)
Income of investments in subsidiaries	—	—	242	(1,472)	—	(258,472)	(283,508)
Equity pick-up	—	—	—	79,890	—	(177,352)	(301,743)
Exchange variation on investments abroad	—	—	242	(81,362)	—	(81,120)	18,235

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

b)   Investments are as follows:

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Investments in direct subsidiaries	984,551	963,625	—	—
Advance for future capital increase	247,942	242,161	—	—
Other investments	1,020	1,020	1,028	1,028
	1,233,513	1,206,806	1,028	1,028

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda., entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite the fact that the Company maintained an interest of 50% in UP! Alimentos Ltda., it no longer has joint control of the investee and as a consequence started to measure the investment under the  equity method accounting abandoning proportional consolidation.

11.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment position as of:

	Annual	Parent Company
	weighted average	June 30, 2009			March 31, 2009
	deprec. rate (%)	Costs value	Depreciation	Residual Value	Residual Value
Buildings and improvements	4	1,369,698	(432,118)	937,580	914,347
Machinery and equipment	11	2,009,354	(984,642)	1,024,712	1,027,784
Electric and hydraulic installations	10	227,342	(93,947)	133,395	127,559
Forests and reforestations	3	74,351	(18,201)	56,150	54,015
Other	12	62,136	(30,690)	31,446	32,356
Land	—	159,364	—	159,364	160,785
Breeding stock	(*)	207,492	(50,893)	156,599	154,324
Construction in progress	—	367,645	—	367,645	287,355
Advances to suppliers	—	15,520	—	15,520	16,659
		4,492,902	(1,610,491)	2,882,411	2,775,184

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Property, plant and equipment position as of:

	Annual	Consolidated
	weighted average	June 30, 2009			March 31, 2009
	deprec. rate (%)	Costs value	Depreciation	Residual Value	Residual Value
Buildings and improvements	4	1,438,912	(459,597)	979,315	956,169
Machinery and equipment	11	2,129,932	(1,055,637)	1,074,295	1,079,039
Electric and hydraulic installations	10	234,193	(95,744)	138,449	132,594
Forests and reforestations	3	76,280	(18,201)	58,079	55,882
Other	12	75,348	(38,703)	36,645	37,824
Land	—	161,935	—	161,935	163,396
Breeding stock	(*)	213,971	(52,688)	161,283	158,950
Construction in progress	—	379,834	—	379,834	298,633
Advances to suppliers	—	15,026	—	15,026	16,791
		4,725,431	(1,720,570)	3,004,861	2,899,278

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

The changes in the cost of property, plant and equipment consisted of:

	Balance as of March 31, 2009	Additions	Leases	Write-off	Transfer	Exchange	Balance as of June 30, 2009
Buildings and improvements	1,404,671	454	—	(64,907)	103,918	(5,090)	1,438,912
Machinery and equipment	2,112,864	5,551	1,182	(27,300)	69,385	(10,069)	2,129,932
Electric and hydraulic installations	223,621	989	—	(1,019)	(7,906)	(50)	234,193
Forests and reforestations	73,374	—	—	—	5,976	—	76,280
Other	76,714	1,154	—	(2,168)	(2,285)	(1,578)	75,348
Land	163,396	—	—	(5,005)	178	(104)	161,935
Breeding stock	199,710	94,000	—	(79,287)	—	—	213,971
Construction in progress (*)	299,198	303,110	—	(14)	(171,789)	(1,962)	379,834
Advances to suppliers	16,226	(13,684)	—	—	(1,760)	—	15,026
Elimination of intercompany transactions	—	(2,034)	—	2,034	—	—	—
	4,569,774	389,540	1,182	(177,666)	(4,283)	(18,853)	4,725,431

(*) Refers, basically, to: (i) construction site for the expansion of distributions center, located in São Paulo started in July, 2008, respectively; and (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, especially developed dairy processing and meat industrialization, as well as an distribution center, started on October, 2007.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

During the second quarter, the Company capitalized interests in the amount of R$8,128 (R$6,044 on June 30, 2008) related to constructions in progress. Interest is capitalized until the transfer from construction in progress to operating fixed assets, when starts depreciation.

12.       INTANGIBLE

Intangible position arising from goodwill related to the acquired companies as of:

	Parent Company
	June 30, 2009	March 31, 2009
Eleva Alimentos	1,273,324	1,273,324
Batávia	133,163	133,163
Perdigão Mato Grosso	7,636	7,636
Cotochés	39,590	39,590
Incubatório Paraíso	656	656
Paraíso Agroindustrial	16,751	16,751
Ava (margarine business)	49,368	49,368
	1,520,488	1,520,488

Intangible position arising from goodwill related to the acquired companies as of:

Consolidated
June 30, 2009
Eleva Alimentos	1,273,324
Batávia	133,163
Perdigão Mato Grosso	7,636
Cotochés	39,590
Incubatório Paraíso	656
Paraíso Agroindustrial	16,751
Ava (margarine business)	49,368
Plusfood	17,933
Sino dos Alpes	4,050
1,542,471

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

13.       DEFERRED CHARGES

	Annual	Parent Company
	weighted average	June 30, 2009			March 31, 2009
	amort. rate (%)	Costs value	Amortization	Net Value	Net Value
Pre operating expenses	16	125,740	(45,892)	79,848	82,987
Software development	20	75,213	(17,564)	57,649	60,495
Reorganization expenses	20	45,875	(32,481)	13,394	15,686
		246,828	(95,937)	150,891	159,168

	Annual	Consolidated
	weighted average	June 30, 2009			March 31, 2009
	amort. rate (%)	Costs value	Amortization	Net Value	Net Value
Preoperating expenses (*)	16	144,497	(64,463)	80,034	83,705
Software development (**)	20	78,925	(18,188)	60,737	64,201
Reorganization expenses	20	45,875	(32,481)	13,394	15,686
		269,297	(115,132)	154,165	163,592

(*) Refers substantially to the projects related to the Mineiros and Bom Conselho plants.

(**) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

14. CURRENT AND NON-CURRENT DEBTS

Parent Company

Funding line	Charges (% p.y.)	Weighted average rate (p.y.)	Weighted average term maturity (years)	Current	Non- current	Balance as of June 30, 2009	Balance as of March 31, 2009
Local currency (R$):

Rural credit	6.75% (6.75% on March 31, 2009)	6.75% (6.75% on March 31, 2009)	0.4	318,661	—	318,661	279,219

FINEM – BNDES	TJLP + 2.31% (TJLP + 2.33% on March 31, 2009)	8.56% (8.58% on March 31, 2009)	2.5	103,902	508,743	612,645	529,430

Debentures - BNDES	TJLP + 6.00%	12.25%	0.7	4,178	—	4,178	6,264

Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR / CDI + 5.49% (TJLP / TAXA FIXA / IGPM / TR / CDI + 5.40% on March 31, 2009)	10.28% (10.69% on March 31, 2009)	1.1	207,734	150,300	358,034	435,858

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Net swap balance (note 18 d)	%CDI vs TR	%CDI vs TR	0.1	8	—	8	41

Total local currency				634,483	659,043	1,293,526	1,250,812

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Foreign currency

Advances on export contracts - ACCs e ACEs (US$)	5.04% + e.r. (US$) (5.55% + e.r. (US$) on March 31, 2009)	5.04% + e.r. (US$) (5.55% + e.r. (US$) on March 31, 2009)	0.4	266,531	—	266,531	440,586

Working Capital (US$)	5.55%+ e.r.(US$ and other currencies (5.55% + e.r.(US and other currencies) on March 31, 2009)	5.55%+ e.r.(US$ and other currencies (5.55% + e.r.(US$ and other currencies) on March 31, 2009)	1.1	87,315	85,693	173,008	227,761

Pre-export facilities (US$)	LIBOR / TAXA FIXA CDI + 2.79% + e.r.(US$) (LIBOR + 4.28% + e.r.(US$) on March 31, 2009)	3.91% + e.r.(US$) (6.02% + e.r.(US$) on March 31, 2009)	2.3	594,141	2,301,238	2,895,379	2,790,094

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.63% + e.r. (US$ and other currencies) (UMBNDES + 2.50% + e.r. (US$ and other currencies) on March 31, 2009)	6.83% + e.r. (US$ and other currencies) (7.85% + e.r. (US$ and other currencies) on March 31, 2009)	2.4	14,916	67,118	82,034	80,062

Net SWAP balance (see note 18 d)	%CDI vs e.r. (US$ and other currencies) Pre taxes/ LIBOR	%CDI vs e.r. (US$ and other currencies) Pre taxes/ LIBOR	1.9	76,579	—	76,579	76,091

Total foreign currency				1,039,482	2,454,049	3,493,531	3,614,594

Total debt				1,673,965	3,113,092	4,787,057	4,865,406

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Consolidated

Funding line	Charges (% p.y.)	Weighted average rate (p.y.)	Weighted average term maturity (years)	Current	Non- current	Balance as of June 30, 2009	Balance as of March 31, 2009
Local currency (R$):

Rural credit	6.75% (6.75% on March 31, 2009)	6.75% (6.75% on March 31, 2009)	0.4	334,451	—	334,451	290,201

FINEM – BNDES	TJLP + 2.31% (TJLP + 2.34% on March 31, 2009)	8.56% (8.59% on March 31, 2009)	2.5	104,409	509,467	613,876	530,941

Debentures - BNDES	TJLP + 6.00% (TJLP + 6.00% on March 31, 2009)	12.25% (12.25% on March 31, 2009)	0.7	4,178	—	4,178	6,264

Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR +5.49% (TAXA FIXA / IGPM / TR +5.07% on March 31, 2009)	10.25% (10.70% on March 31, 2009)	1.1	210,199	150,323	360,522	436,668

Net Swap balance (see note 18 d)	% CDI vs TR	% CDI vs TR	0.1	8	—	8	41

Total local currency				653,245	659,790	1,313,035	1,264,115

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	5.04% + e.r. (US$) (5.55% + e.r. (US$) on March 31, 2009)	5.04% + e.r. (US$) (5.55% + e.r. (US$) on March 31, 2009)	0.4	266,531	—	266,531	440,586

Working Capital (US$)	EURIBOR + 1.20%	0.41% (2,86% on March 31, 2009) + e.r. (US$)	1.0	1,050	—	1,050	16,392

Trade related facilities (US$)	LIBOR + 1.96% / Fixed rate (LIBOR + 2.49% on March 31, 2009) + e.r. (US$ and other currencies)	2.99% (4.22% on March 31, 2009) + e.r. (US$ and other currencies)	2.2	376,890	1,424,322	1,801,212	1,966,318

Pre-export facilities (US$)	LIBOR / Fixed rate CDI + 2.79% (LIBOR +4.28% on March 31, 2009) + e.r. (US$)	3.91% (6.02% on March 31, 2009) + e.r. (US$)	2.3	177,582	993,666	1,171,248	1,560,812

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.50% (UMBNDES + 2.51% on March 31, 2009) + e.r. (US$ and other currencies)	6.69% (7.86% on March 31, 2009) + e.r. (US$ and other currencies)	2.4	15,260	67,613	82,873	81,281

Net SWAP balance (see note 18 d)	%CDI vs e.r. (US$ and other currencies)	%CDI vs e.r. (US and other currencies)	1.9	76,579	—	76,579	76,091

Total foreign currency				913,892	2,485,601	3,399,493	4,141,480

Total debt				1,567,137	3,145,391	4,712,528	5,405,595

Rural credit financing: the companies BRF — Brasil Foods S.A. and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to June 2010 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: BRF — Brasil Foods S.A has NCE (Export Credit Note) in Reais indexed by a percentage of CDI. The maturity date of both interest and principal is in September 2011. The Company also has NCE (Export Credit Note) in Reais indexed by the referential rate (TR) and its maturity date in the end of May 2011.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities: BRF — Brasil Foods S.A and its subsidiary Avipal NE have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from July 2009 to April 2015, and are secured by equipment, facilities and mortgages of BRF — Brasil Foods S.A. and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Debentures: the debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of June 30, 2009, 78,614 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: principally credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2025, interest rates are subsidized and they do not have real guarantees.

Advance on export contracts (ACCs and ACEs): these advances are liabilities to commercial banks, with maturity dates up to April 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from September 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 2,7% per year at June 30, 2009 and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

Working Capital in US$: BRF — Brasil Foods S.A. uses the Export Credit Note as a working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

Pre-export facilities: BRF — Brasil Foods S.A had several pre-export facilities with several commercial banks, denominated in US dollars, and maturities from July 2009 to August 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, BRF — Brasil Foods S.A. receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

The maturity schedule is as follows:

	Parent Company	Consolidated
Current (until June 30, 2010)	1,673,965	1,567,137
2010	1,548,638	314,157
2011	647,366	948,513
2012	546,265	1,379,393
2013	324,399	456,903
2014 to 2044	46,424	46,425
	4,787,057	4,712,528

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

a) Guarantees:

	Parent Company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Total Debt	4,787,057	4,865,406	4,712,528	5,405,595
Mortgages guarantees:	719,694	644,304	721,765	647,035
Related to FINEM - BNDES	693,911	608,583	695,982	611,314
Others – related to tax incentives and other	25,783	35,721	25,783	35,721
Collateral of real state guarantees:	17,739	18,987	18,403	19,795
Related to FINEM - BNDES	17,616	18,849	18,280	19,657
Others – related to tax incentives and other	123	138	123	138

b) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants if the Company is not in compliance which those covenants, the maturity dates of these loans can be accelerated. On June 30, 2009, the Company achieved all the index that is subject in the financing contracts.

Restrictive covenants	Principal amount
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	341,530

Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	46,416

Lower Current liquidity of 1.1, Total Liabilities minus Shareholders`s equity / Shareholders`s less than 2.2	33,828
421,774

14.       LEASES

The Company is a party to several contracts, which are classified as either operating or financial leases.

a) Operating lease:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, is presented below:

	June 30, 2009	March 31, 2009
Up to one year	13,158	18,919
More than one year up to five years	45,096	54,380

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

	June 30, 2009	March 31, 2009
More than five years	9,483	9,988
	67,737	83,287

Operating lease payments are recognized as an expense and totaled R$33,772 (R$28,600 on June 30, 2008).

b)  Financial lease:

The Company maintains control of the leased assets and recognizes them as equipment and machinery with balances as follows:

	June 30, 2009	March 31, 2009
Cost	8,576	18,365
Accumulated depreciation (*)	(3,643)	(8,895)
Residual	4,933	9,470

(*)The leased assets are depreciated as the rate in the footnote 11 for machinery and equipment.

The mandatory future minimum lease payments registered as “other liabilities” are segregated as follows:

	Present value of the minimum payments June 30, 2009	Interests June 30, 2009	Future minimum payments June 30, 2009	Present value of the minimum payments March 31, 2009	Interests March 31, 2009	Future minimum payments March 31, 2009

Up to one year (June 30, 2010)	1,514	85	1,599	2,598	99	2,697
More than one year up to five years	1,940	233	2,173	4,906	297	5,203
	3,454	318	3,772	7,504	396	7,900

15.       16. COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a) Provision for contingent liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.

a) Provision for probable losses:

Provisions for contingencies were recorded as follows:

	Parent Company
	Balance March 31, 2009	Additions	Reversals	Payments	Updates for inflation	Balance June 30, 2009
Tax (i)	160,229	12,073	(31,918)	(1,225)	3,192	142,351
Labor (ii)	42,806	6,869	(4,040)	(4,234)	1,163	42,564
Civil, commercial and other (iii)	16,759	216	(2,544)	(61)	(41)	14,329
(-) Judicial deposits	(34,978)	(4,277)	—	—	—	(39,255)
	184,816	14,881	(38,502)	(5,520)	4,314	159,989

	Consolidated
	Balance March 31, 2009	Additions	Reversals	Payments	Updates for inflation	Balance June 30, 2009
Tax (i)	160,644	12,073	(31,918)	(1,225)	3,210	142,784
Labor (ii)	44,448	6,909	(4,134)	(4,238)	1,187	44,172
Civil, commercial and other (iii)	17,449	215	(2,545)	(61)	(34)	15,024
(-) Judicial deposits	(35,214)	(4,277)	—	—	—	(39,491)
	187,327	14,920	(38,597)	(5,524)	4,363	162,489

(i) Tax

IRPJ and CSLL total deducibility of tax loss:

The Company has been discussing the issue concerning the full compensation of tax losses and, and, although the jurisprudence of our courts is contrary to this thesis, the Company’s lawsuits have some peculiarities that are not directly related to the thesis. Recently, the Company obtained a favorable decision in the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction of the fine to the case of 75% (fine of letter) to 20% (penalty for late payment). The Federal Income Office itself has already initiated the process to reduce the amount required. This decision allowed the Company to reverse the difference in provision that amounted of the 75%, plus of their interest, in the amount of R$30,070, leaving only the value of the fine for late payment, 20% of the debt, without application of interest, at the amount of R$1,784 (R$1,784 on March 31, 2009).

Increase in COFINS’s rates:

The Company also challenged the increase in rates of the COFINS, having the action transited adversely in the Supreme Court (STF). Similarly, on the same subject, there is another execution tax action, duly guaranteed by the company, in process in the Foreclosure Tax Court. In June 2008, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional) reviewed the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

fiscal execution for the periods of July and from October to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reversed according to the new debt certificate issued by the Attorney General and the remaining provisioned balance totals to R$9,668 (R$9,576 on March 31, 2009). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court (STF).

CPMF charge on the income from exports:

The Company has recorded a provision for a contingency of R$28,254 (R$27,742 as of March 31, 2009) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

Monetary correction of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transportation service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. This subject is under judicial discussion in the Fiscal Executive, whose decisions have not been favorable to the company. The total amount of provisions is R$24,628.

The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS, PIS/COFINS, INSS, FUNRURAL and SEBRAE, in the total amount of R$78,450 (R$98,495 on March 31, 2009). The recorded provisions refer mainly, to the following subjects:

ICMS:

The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The main items refer to the maintenance of credits related to intermediate products used in the productive process and in the basic basket. The provision amounted R$28,022 (R$27,877 on March 31, 2009).

PIS/COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$28,483 (R$27,815 as of March 31, 2009).

FUNRURAL:

The Company’s lawsuit is in the second jurisdiction. The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$7,123 (R$7,028 as of March 31, 2009).

SEBRAE:

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits. The provision amounted to R$10,323 (R$10,210 as of March 31, 2009).

(ii) Labor:

The Company and its subsidiaries have 5,105 individual labor claims in progress totaling R$1,562,048 (4,611 individual claims totaling R$1,382,196 as of March 31, 2009), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and, in 2008, made the adjustments to adequacy the procedures in the acquired Companies. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,105 cases totaling R$162,876 (1,093 cases totaling R$141,952 at March 31, 2009) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

b) Contingencies for possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$181,348 (R$145,696 as of March 31, 2009).

The tax contingencies amounted to R$866,144 (R$631,436 as of March 31, 2009), and refers, principally, to the following subjects:

Profits earned abroad:

On October 03, 2008, the subsidiary Perdigão Agroindustrial S.A. was assessed by the Federal Income Office about the alleged lack of collection of Income Tax and Social Contribution on profits made by subsidiaries established outside the country in the years 2003 and 2004, at the total amount of R$176,756. The loss probability of this fine is classified as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.

ICMS:

The Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity:

The Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and the years from 2004 to 2008 for COFINS at the amount of R$39,930 (R$39,470 on March 31, 2009) which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject. Based on analysis of the management, and supported by its legal counsel, the loss expectation about this issue is possible, and, therefore, no provision was recorded.

b) Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c) Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of June 30, 2009, such firm commitments amounted to R$83,299 (R$73,206 as of March 31, 2009).

17. SHAREHOLDERS’ EQUITY

a)         Capital stock

On February 21, 2008, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Company, in the amount of 20,000,000 of shares issued. As a result, capital is now R$3,445,043, represented by 206,958,103 registered common shares.

On June 30, 2009 capital was represented by 206,958,103 registered common shares, with no par value. Foreign investors held 74,706,300 shares (73,008,194 shares at June 30, 2008) of which 12,708,026 shares (10,216,028 shares at June 30, 2008) were represented by 6,354,013 (5,108,014 ADR’s as of June 30, 2008) American Depositary Receipts — ADR’s.

On July 08, 2009, our shareholders approved, in Extraordinary Shareholders’ Meeting, the issued of 37,637,557 new common shares, by the issued price of R$39,40 (thirty nine reais and forty cents) by share, which were paid by the conference of 226,395,405 shares issued by HFF, increasing our capital stock from R$3,4445,043 to R$4,927,933.

On July 27, 2009, we increased our capital stock, through the issuance of 115 millions of new common shares, with no par value, including in the form of “American Depositary Shares — ADSs”, represented by “American Depositary Receipts — ADRs”, the price for share of R$40,00 (forty reais), on the amount of R$4,600,000.

On July 31, 2009, our capital stock was R$9,527,933 represented by 359,595,660 registered common shares, with no par value. Foreign investor held 120,272,841 shares, including in this amount 23,786,929 shares, represented by 11,893,463 ADRs.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 500,000,000 common shares, registered and with no par value.

b)         Treasury shares

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

c)         Conciliation of the shareholders’ equity and the income of the year

	Shareholders’ equity		Income
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Balance in the Parent Company	4,018,521	3,890,929	(117,418)	(241,138)
Unrealized profit and loss on transactions with subsidiaries	(6,249)	(11,836)	20,759	15,172
Balance in the Consolidated	4,012,272	3,879,093	(96,659)	(255,966)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)              Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. Company uses instruments of protection to minimize its exposure to these risks, based on a Policy for Financial Risk Management (Risk Policy) under the management of the Committee of Financial Risk Management, Executive Directors and the Board.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net accounting exposure and a forecast of future cash flows, in addition to establish limits for decision making and use.

The Supervisory Board has a fundamental role in the structure of financial risk management as responsible for the approval of the Risk Policy and for monitoring the compliance of this policy, checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Board is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Supervisory Board. Furthermore, it is responsible for the approval of: the action plans defined for the alignment of tolerance risk set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.

The Committee on Financial Risk Management is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

This Risk Policy determines what the strategies to be adopted are, and the Administration employs the equity instruments of protection (hedge) that are approved based on limits of authority. The Supervisory Board, Executive Directors and Committee of Financial Risks have different levels of authority where each of them operates within the limits pre-established by the Policy.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

The Policy does not authorize the Company to contract leveraged transactions in derivative markets and requires that individual hedge transactions are limited to 2.5% of the equity of the Company.

The inputs of operations and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by back-office and monitored daily by the financial area.

In view of the hedging transactions purpose to reduce the risks and uncertainties which the Company is exposed, the results in 2009 were fully satisfactory.

On June 30, 2009, as allowed by CVM Deliberation n º 566, the Company applied the accounting protection rules (hedge accounting) for its derivative instruments classified as cash flow hedges, as determined in its policy of financial risk management. The cash flow hedge is to protect the exposure over the variability on the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability or (ii) a foreseen transaction highly probable, and (iii) could affect profits and losses.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates), UMBNDES or to the CDI (Interbank Deposit Certificates) interest rates in addition to any positions prefixed in any of indexer above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company´ s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and pos fixed rates.

The primary aims of the Risk Policy is to minimize the costs of debt service. For that the Company monitors continually the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes the rate fixed by post-pre-set, and which were designated by the Company to hedge accounting for cash flow (see item 18g).

The Company seeks to maintain a stable relationship with his debt for short and long term, maintaining a higher proportion in the long term. In addition, the Company has debt pre and post-set that together also minimize exposure to risks.

The debt is tied, essentially, to the LIBOR, Fixed Coupon (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the elevation of LIBOR, the cost of post-fixed debt rises and, on the other hand, the cost pre-fixed debt is reduced. The same consideration is also applicable to TJLP.

Concerning Company’s applications, the leading index is the CDI to the internal market operations and Fixed Coupon (USD) to the external market operations. Since occurring CDI increase, the results become favorable, while the occurrence of his fall, the results become unfavorable, although, it does not expose Company to market risks.

The following table summarizes the changes in interest rates and the impact to the Company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Interest Risk – Pre-fixed				Interest Risk – Pos-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Aplications	+	-	CDI	Aplications	+	+
CDI	Aplications	-	+	CDI	Aplications	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Aplications	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Aplications	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

The global crisis started on 2008 caused severe reduction of international interest rates, with Libor reaching very low values as compared to its historical rates. This scenario provided a reduction in financial costs of the Company that has most of its debt post-fixed at Libor.

Moreover, the slower decline of domestic interest rate (Selic) and its consequent impact on rates of CDI, the results remained with the financial applications at favorable levels.

In this sense, the results obtained with respect to the objectives proposed by the Company about the exposure to interest rates were fully achieved in 2009.

The operations inputs and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by operational support area (back-office) and monitored daily by the financial area.

c)         Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. In order to do this (SWAP), the Company enters into futures exchange (BM&F) transactions (see table below):

i) Composition of foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown bellow:

	June 30, 2009	March 31, 2009
Cash, cash equivalents and financial investments	1,272,771	1,478,274
Contracts of exchange rates (swaps) - nominal value	433,259	661,441
Contracts for future U.S. dollars - face value	487,900	463,040
Contracts the term (NDF) - face value **	(54,645)	—
Loans and financing	(3,322,906)	(4,141,481)
Other operating assets and liabilities, net *	164,455	273,377
	(1,019,166)	(1,265,349)

Exposure in foreign currency exchange rate in R$	(1,019,166)	(1,265,349)
Exposure in foreign currency exchange rate in US$	(522,220)	(546,540)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

(*) Refers, basically, to inventories acquisition and trade accounts payable.

(**) Transactions non designated as Hedge Accounting, impacting the financial results and not the net equity.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchase of raw material. For this, the Company uses protection instruments, approved by Risk Policy, mainly NDF operations of R$318,111 (US$163,000), where R$263,470 (US$ 135,000) designated as Hedge Accounting impacting the net equity and R$54,645 (US$ 28,000) non designated impacting the financial results.

In order to perform an active risk management and following the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

In the first semester of 2009 we had a depreciation of USD, the strategy adopted by the Company has achieved the objectives of minimizing the effects of exchange rates movements to limit the foreign exchange exposure and mitigate the risks. The financial gains recorded in the balance with respect to exchange rate fluctuations, primarily the USD, resulted in no impact on cash of the Company, due to the foreign currency debt is concentrated in the long term.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

ii) Composition of the balance of derivative financial instruments to the equity protection

The position of derivatives outstanding on June 30, 2009 and March 31, 2009 is as follows:

Instrument	Object of protection	Maturity	Receiving	Payable	Reference value (notional)	Market value (1)	Unrealized losses
Swap (balcão – CETIP)	Interest Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	11,944	(28)	8
Swap (balcão – CETIP)	Exchange Rate	From July 2009 to October 2009	US$ (E.R.) + 1.20%	R$/CDI (100% of CDI)	592,289	(39,625)	(594)
Swap (balcão – CETIP)	Exchange Rate	September 2009	R$ (Pre de 11%)	US$ (E.R.) + 5.10%	46,304	8,836	883
Swap (balcão – CETIP)	Exchange Rate	From July 2009 to December 2011	US$ (E.R.) + LIBOR 3M + 3.92%	R$ (97.83% CDI)	330,750	(36,379)	(35,028)
Swap (balcão – CETIP)	Exchange Rate	From July 2009 to September 2011	R$ (118.5% CDI)	US$ (E.R.) + 83% of CDI	86,144	(6,077)	(4,609)
Swap (balcão – CETIP)	Exchange Rate	From July 2009 to July 2013	US$ (E.R.) + 7%	R$ (76% CDI)	56,112	2,648	2,472
Swap (balcão – CETIP)	Interest Rate (Libor)	From August 2009 to August 2012	US$ (E.R.) + LIBOR 3M + 1.94%	US$ (E.R.) + 4.74%	146,362	(3,875)	(3,544)
Swap (balcão – CETIP)	Interest Rate (Libor)	From July 2009 to August 2013	US$ (E.R.) + LIBOR 6M + 0.75%	US$ (E.R.) + 3.77%	838,762	(21,610)	(18,587)
Swap (balcão – CETIP)	Interest Rate (Libor)	From December 2009 to August 2012	US$ (E.R.) + LIBOR 12M + 0.71%	US$ (E.R.) + 3.69%	198,025	(2,955)	(2,955)
NDF (balcão – CETIP)	Exchange Rate	From July 2009 to November 2009	R$/PRE (12.10%)	US$ (E.R.)	335,540	24,007	1,444
Future Contracts (BM&F)	Exchange Rate	August 2009	US$ (E.R.)	R$	487,900	(1,529)	—
						(76,587)	(60,510)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Instrument	Object of protection	Maturity	Receiving	Payable	Reference value (notional)	Market value (1)	Unrealized losses
Swap (balcão – CETIP)	Interest Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	11,944	(34)	35
Swap (balcão – CETIP)	Exchange Rate	From April 2009 to August 2009	US$ (E.R.) + 2.33%	R$/CDI (100% of CDI)	635,023	20,651	2,155
Swap (balcão – CETIP)	Exchange Rate	From April 2009 to December 2011	US$ (E.R.) + LIBOR 6M + 3.92%	R$ (97.83% CDI)	330,750	(32,724)	(31,062)
Swap (balcão – CETIP)	Exchange Rate	From June 2009 to September 2011	R$ (118.5% CDI)	US$ (E.R.) + 83% of CDI	86,144	(20,962)	(3,067)
Swap (balcão – CETIP)	Exchange Rate	From July 2009 to July 2013	US$ (E.R.) + 7%	R$ (76% CDI)	56,112	7,028	6,842
Swap (balcão – CETIP)	Interest Rate (Libor)	From June 2009 to August 2013	US$ (E.R.) + LIBOR 6M + 0.83%	US$ (E.R.) + 4.13%	526,897	(29,728)	(28,685)
Swap (balcão – CETIP)	Interest Rate (Libor)	From May 2009 to August 2012	US$ (E.R.) + LIBOR 3M + 0.50%	US$ (E.R.) + 3.96%	83,575	(6,770)	(6,448)
NDF (balcão – CETIP)	Exchange Rate	From April 2009 to August 2009	R$/PRE (12.62%)	US$ (E.R.)	271,868	(8,739)	2,363
Future Contracts (BM&F)	Exchange Rate	May 2009	US$ (E.R.)	R$	463,040	(4,854)	—
						(76,132)	(57,867)

(1) The method of the market value assessment used by the Company is “marked-to-market” (MTM), which is to determine the future value based on the conditions employed and to determine the present value based on curves of the market, from the Bloomberg database.

The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rates.

The Administration believes that the results obtained with these derivative transactions meet the Risk Policy adopted by the Company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

d)              Gains and losses on derivative financial instruments for equity protection

The value of gains and losses recorded in the period affected both the outcome of the Company under the heading of Revenue (Expenses) and the Shareholders’ Equity, as shown below:

	Parent Company		Consolidated
	Result	Shareholders’ equity	Result	Shareholders’ equity
Protection derivatives
Interest risk	—	(62,251)	—	(62,251)
Sub total	—	(62,251)	—	(62,251)

Trading derivatives
Interest rate risks	8	—	8	—
Exchange risks	1,733	—	1,733	—
Sub total	1,741	—	1,741	—
Total	1,741	(62,251)	1,741	(62,251)

e)              Composition of financial instruments balances by category - except derivatives - Consolidated

	June 30, 2009				March 31, 2009
	Loans and receivables	Available for sale	Held to maturity	Total	Loans and receivables	Available for sale	Held to maturity	Total
Assets
Financial applications	—	612,874	—	612,874	—	732,757	—	732,757
Trade accounts receivable and other receivables	1,155,075	—	—	1,155,075	1,333,276	—	—	1,333,276
Investments	—	—	1,028	1,028	—	—	1,028	1,028

Liabilities
Loans and financing in local currency	(1,308,849)	—	—	(1,308,849)	(1,257,851)	—	—	(1,257,851)
Loan and financing in foreign currency	(3,322,914)	—	—	(3,322,914)	(4,065,389)	—	—	(4,065,389)
Debentures	(4,178)	—	—	(4,178)	(6,264)	—	—	(6,264)
Total	(3,480,866)	612,874	1,028	(2,866,964)	(3,996,228)	732,757	1,028	(3,262,443)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

f)                Composition of financial instruments balances designated for cash flow hedge accounting

The Company made the formal designation of its operations subject to protection  accounting (hedge accounting) for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy management Company’s risk in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) to demonstrate the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of hedge.

Transactions for which the Company made the determination of the protection accounting are highly likely, present an exhibition of variation of cash flow that could affect profit and loss and are highly effective in achieving changes in fair value or cash flow attributable to hedged risk, consistently to the originally documented risk in the Risk Policy.

From the application of the protection accounting for derivatives to protect the risk of interest rates that affect cash flows, the Company recorded the gain or loss of the part of the effective hedge in equity, in a separate component until the coverage object affects the outcome, moment in which this portion of the hedge should also affect the outcome. The impacts booked in equity are shown below:

i) Parent Company and Consolidated

Hedge	Object of			Swap Accrual Balance		Swap MTM Balance		Adjust
instruments	hedge	Risk protected	Maturity	Asset	Liability	Asset	Liability	Equity
Swap contract of US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 to the Libor 6 months interest + overlibor 1.75%	Libor Post x Fixed	07.25.2012	1,839	(2,305)	622,845	(624,939)	(1,628)
Swap contract of US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of US$75,000 to the Libor 6 months interest + overlibor 0.9%	Libor Post x Fixed	07.22.2013	968	(2,278)	843,016	(851,401)	(7,075)
Swap contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of US$30,000 to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	08.23.2013	466	(743)	391,194	(393,680)	(2,208)
Swap contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.36%)	Debt of US$20,000 to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	07.19.2013	389	(667)	261,733	(263,589)	(1,578)
Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.10.2012	81	(219)	483,965	(485,654)	(1,550)
Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.15.2012	70	(202)	483,678	(485,360)	(1,551)
Swap contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$10,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.20.2012	29	(90)	241,690	(242,528)	(777)
Swap contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of US$20,000 to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	03.20.2013	189	(414)	224,703	(226,680)	(1,751)
Swap contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of US$30,000 to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	02.13.2013	346	(721)	337,881	(340,825)	(2,569)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Swap contract of US$25,000 (Asset Libor 6 months +1.65%/ Liability 4.15%)	Debt of US$25,000 to the Libor 6 months interest + overlibor 1.65%	Libor Post x Fixed	05.10.2013	114	(163)	281,295	(281,895)	(551)
Swap contract of US$50,000 (Asset Libor 6 months +0.60%/ Liability 2.98%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 0.60%	Libor Post x Fixed	12.19.2012	—	—	644,174	(644,494)	(320)
Swap contract of US$50,000 (Asset Libor 6 months +0.60%/ Liability 2.99%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 0.60%	Libor Post x Fixed	11.26.2012	62	(105)	646,274	(646,777)	(460)
Swap contract of US$30,000 (Asset Libor 3 months +3.85%/ Liability 5.78%)	Debt of US$30,000 to the Libor 3 months interest + overlibor 3.85%	Libor Post x Fixed	05.15.2012	—	—	561,216	(560,882)	334
Swap contract of US$50,000 (Asset Libor 6 months +1.55%/ Liability 3.55%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 1.55%	Libor Post x Fixed	07.02.2012	—	—	380,783	(381,229)	(446)
Swap contract of US$50,000 (Asset Libor 12 months +0.71%/ Liability 3.57%)	Debt of US$50,000 to the Libor 12 months interest + overlibor 0.71%	Libor Post x Fixed	11.19.2012	—	—	276,132	(277,291)	(1,159)
Swap contract of US$50,000 (Asset Libor 12 months +0.71%/ Liability 3.82%)	Debt of US$50,000 to the Libor 12 months interest + overlibor 0.71%	Libor Post x Fixed	11.26.2012	—	—	275,919	(277,715)	(1,796)
Swap contract of US$45,000 (Asset 118.5%CDI / Liability 83%CDI + Exchange Variation of the Principal)	Debt of US$45,000 to interest of 118.5% CDI (BRL)	CDI X CDI + E.R.	09.01.2011	733	(2,201)	19,961	(26,038)	(4,609)
Swap contract of US$35,000 (Asset 7% a.a / Liability 76%CDI )	Debt of US$35,000 to interest of 7% a.a. (USD)	Cupom USD X CDI	07.15.2013	2,218	(2,042)	20,187	(17,539)	2,472
Swap contract of US$50,000 (Asset Libor 3 months + overlibor 2.50% / Liability 92.5% CDI)	Debt of US$50,000 to the Libor 3 months interest + overlibor 2.50%	Libor X CDI	10.01.2013	914	(2,067)	15,076	(28,443)	(12,214)
Swap contract of US$100,000 (Asset Libor 3 months + overlibor 4.50% / Liability 100%CDI )	Debt of US$100,000 to the Libor 3 months interest + overlibor 1.00% + Bail to the 3.5% a.a. interest.	Libor X CDI	12.23.2013	207	(405)	43,805	(66,816)	(22,815)
				8,625	(14,622)	7,055,527	(7,123,775)	(62,251)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.15.2009	11,315	(9,758)	11,347	(9,762)	27
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	09.24.2009	20,752	(19,516)	20,618	(19,501)	(118)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.15.2009	10,535	(9,758)	10,556	(9,762)	16
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.15.2009	10,605	(9,758)	10,645	(9,762)	36
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.20.2009	20,998	(19,516)	21,228	(19,483)	262
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.22.2009	21,248	(19,516)	21,274	(19,534)	8
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.29.2009	20,455	(19,516)	20,482	(19,543)	—
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	09.28.2009	20,422	(19,516)	20,332	(19,502)	(76)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.27.2009	20,371	(19,516)	20,173	(19,475)	(157)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	08.24.2009	19,705	(19,516)	19,841	(19,530)	122
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	08.28.2009	19,559	(19,516)	19,662	(19,520)	100
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	09.30.2009	19,540	(19,516)	19,603	(19,501)	78
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	07.30.2009	19,610	(19,516)	19,769	(19,542)	133
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.27.2009	19,550	(19,516)	19,792	(19,440)	318
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.20.2009	19,652	(19,516)	19,908	(19,445)	328
				274,317	(263,466)	275,230	(263,302)	1,077

The derivative financial instruments that do not meet the criteria required by CVM Deliberation n º 566 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with changes in the outcome of the recognition of fair value.

The Company has no transaction that was previously classified as asset protection and left to be classified as such, therefore, no impact affected the result.

g)             Determination of financial instruments fair value - Consolidated

The estimated fair value for financial instruments employed by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable trial was required in interpreting market data to produce the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Carrying value	Fair value
Cash and cash equivalents	819,841	819,841
Applications	612,874	612,874
Trade accounts receivable	1,144,056	1,144,056
Loans and financing (debts)	(4,635,941)	(4,635,941)
Trade accounts payable	(1,062,923)	(1,062,923)
Derivatives unrealized losses (Note 18)	(76,587)	(76,587)
	(3,198,680)	(3,198,680)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

h)             Commodities risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soy meal and live hogs - the main individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establish limits to protection of flow of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw material, can be used for that purpose of derivatives instruments or use of the administration of the inventory. Currently it uses only the administration of their levels of inventory as a tool of protection.

As of June 30, 2009 there were no commodity’s derivatives outstanding and the Company does not made any derivative agreements involving commodities.

i)                Principal transactions and future commitments

The main object transactions of cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation value is caused by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	June 30, 2009
	R$xUSD
Maturity	Notional	Average USD
July 2009	48,000	2,1284
August 2009	45,000	2,2259
September 2009	30,000	2,0616
October 2009	20,000	2,1266
November 2009	20,000	2,0543
TOTAL	163,000

j)                Guarantees - Parent Company

The Company has on the BM&F, CDB and Deposit Bank, used as collateral for transactions in Future U.S. dollars contracts.

Here, we present the composition of the collateral values:

Type	June 30, 2009	March 31, 2009
CDB	24,000	50,500
Bank guarantee	48,000	25,000
	72,000	75,500

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

k)            Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure

The table below considers 03 scenarios, being the likely scenario adopted by the Company. These scenarios were defined based on the expectation of the Management for the changes in the exchange rate at the expiration date of their contracts subject to these risks. The likely scenario refers to the results from the derivative operations if the closing dollar of June 30, 2009 were kept (Note 3z).

In addition to this scenario, CVM Instruction No. 475 determined that 02 other scenarios are presented with the deterioration of 25% and 50% of the risk variable considered. These scenarios are presented in accordance with the regulations of the CVM.

The Company evaluates only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(1,528)	121,637	244,802
NDF	Depreciation of R$	12,079	(1,587)	(15,252)
NDF (Hedge Accounting)	Depreciation of R$	11,928	(53,897)	(119,723)
Export	Depreciation of R$	(11,928)	53,897	119,723
SWAP	Appreciation of R$	(30,818)	99,306	229,429
Debt in foreign currency	Depreciation of R$	—	167,010	334,020
Cash and Cash Equivalents indexed in foreign currency	Depreciation of R$	—	(849,873)	(1,699,746)
Total		(8,339)	(517,404)	(1,026,470)

Premise	Exchange rate	1.95 (*)	2.44	2.93

(*) note 3 z.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

19. FINANCIAL INCOME (EXPENSES) NET - CONSOLIDATED

	June 30, 2009	June 30, 2008
Expenses relating to variation in liabilities accounts:
Interest expense	(211,389)	(138,958)
Exchange variation	485,464	40,335
Financial transactions tax (CPMF)	—	67
Other expenses	(51,927)	(21,386)
	222,148	(119,942)
Income relating to variation in assets accounts:
Interest Income	56,883	45,028
Exchange variation	(58,433)	109,151
Earns (losses) from translation effects of investments abroad	(157,786)	(46,523)
Other income	4,436	9,791
	(154,900)	117,447
Net financial expense	67,248	(2,495)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

20. RELATED PARTIES – PARENT COMPANY

i)     Transactions and Balances

Transactions arising from related parties were made in usual market conditions, based on contract. The average term to maturity of loan transactions is 02 years and for the transactions of accounts payable and receivable is approximately 30 days.

The assets and liabilities balances on June 30, 2009, and the transactions that influence the income of the year are as follows:

	Advance to future capital increase		Loans		Accounts Receivable (Payable)		Other receivable and other payable		Sales (Purchases)		Income (Expenses)
Companies	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Perdigão Agroin. S.A.	—	—	—	—	—	—	—	—	182,316	(437)	(586)	1,129
Batávia S.A.	—	—	—	—	—	—	—	—	—	591	—	—
Instituto Perdigão de Sustentabilidade	—	—	5,061	5,061	—	—	—	—	—	—	153	—
Sino dos Alpes Alimentos Ltda	—	—	—	—	(20)	(17,503)	315	—	(1,685)	—	—	—
Avipal Nordeste S.A.	227,366	221,661	(3,635)	(2,568)	(5,135)	(8,065)	(37,623)	(22,431)	(37,289)	(42,536)	(102)	—
Avipal Alimentos S.A	—	—	—	—	12	31	—	—	1,060	4,653	—	(238)
Avipal S.A Construtora e Incorporadora	—	—	—	—	—	—	—	—	—	—	—	1
UP Alimentos Ltda.	—	—	—	—	(2,565)	(6,189)	—	1,563	(25,462)	—	—	—
Perdigão Trading S.A.	—	—	379	379	—	—	410	—	—	—	11	—
PSA Laboratório Veterinário Ltda.	20,576	20,500	—	—	—	—	—	—	—	—	—	—
Crossban Holding GMBH	—	—	14	12	—	—	—	—	—	—	—	—
Perdigão Europe	—	—	—	—	239,485	320,971	—	—	172,162	—	—	—
Perdigão Internat. Ltd.	—	—	(8,248)	(8,561)	480,521	311,994	(74,304)	—	817,491	—	(42)	—
Highline Internat. Ltd.	—	—	(3,559)	(4,222)	—	—	—	—	—	—	—	—
Establecimientos Levino Zaccardi y Cia S.A.	—	—	7,837	7,837	—	—	—	—	—	—	33	35
	247,942	242,161	(2,151)	(2,062)	717,298	601,239	(111,202)	(20,868)	1,108,593	(37,729)	(533)	927

All the transactions between the subsidiaries were eliminated the consolidated financial statements and refer to the trade and financial operations.

21. INSURANCE COVERAGE

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	5,051,695

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Third-party claims	147,835

Credit risk	Default payments	17,809

On 03.21.09, the company suffered a fire that struck its unit of Rio Verde, Goiás State. The Company has insurance coverage and has being in final determination of the financial impacts. Until June 30, 2009 the Company made an estimate based on best available information and recorded a net loss limited to the insurance policy of R$1,474 recorded in other operating results in the statement of income.

22. MANAGEMENT AND EMPLOYEES PROFIT SHARING

The Company and its subsidiaries Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Avipal S.A. Alimentos entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees observing previously negotiated performance indicators, in compliance with the Law 10.101/00.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23. SUPPLEMENTAL RETIREMENT PLAN

Perdigão — Sociedade de Previdência Privada (PSPP) has a supplementary retirement plan founded in April 1997 and sponsored by the BRF companies, which aims to provide supplementary retirement benefits for the employees of the BRF companies. PSPP manage two kinds of retirement plans. The plan I, that is closed to new members and plan II, that is in operating since April 01, 2009.

In the plan I, The contributions, on average, are made on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force. The plan is defined contribution.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2008.

In the plan II, the contributions are made on basis of 1 to 1 (the contributions of sponsor are equal to the basics contributions of participants), and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

We detach that, in reason of the migration process that will be offered to participants of the Plan I and Plan II, as the regulation regards, in the future may have amounts arising from assumed commitments with past service.

	June 30, 2009	March 31, 2009
Participants	15,364	15,747
Equity	146,556	136,540
Sponsor’s contributions:	2,887	1,444
Basic contribution	2,694	1,346
Past services	193	98
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2,897	3,122
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	146,545	136,529

The balance of the contributions made by the sponsor not used for payment of benefits if the participant break the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$2,664 (R$3,312 on March 31, 2009) and was recorded by the Company under the heading other assets.

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 48 participants is R$6,741 (45 participants and R$6,802 as of March, 2009).

24. OTHER OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Amortization of goodwill (1)	—	(22,552)	—	(56,075)
Other income (expenses) (2)	(32,234)	1,462	(33,569)	(10,872)
	(32,234)	(21,090)	(33,569)	(66,947)

(1)           Refers to the amortization of goodwill related to the acquired companies (see note 12).  From January 01, 2009 no more capitalization under this heading is allowed and existing expenses are submitted to the impairment test.

(2)   The amount of other income (expenses) relates to, substantially, cost of some idleness, the amounts of the property, plans and equipments’ write off due to obsolescence, depreciation of fixed assets that are not being used in the production process and provisions of indemnity insurance.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

25. STATEMENT OF VALUE ADDED

	Parent Company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
1 – Revenues	4,129,471	473,871	5,849,977	5,826,211
Sales of goods and products	4,171,158	472,811	5,894,568	5,850,656
Other income	(32,932)	1,080	(33,881)	(20,255)
Allowance for doubtful accounts — (Reversal / Provision)	(8,755)	(20)	(10,710)	(4,190)
2 - Raw materials and services acquired from third parties	(3,035,910)	(378,954)	(4,198,106)	(4,108,245)
Costs of products and goods sold	(2,494,981)	(337,389)	(3,338,419)	(3,378,389)
Materials, energy, services of third parties and others	(519,560)	(45,622)	(874,111)	(730,028)
Losses of assets values	(21,369)	4,056	14,424	172
3 - GROSS VALUE ADDED (1-2)	1,093,561	94,917	1,651,872	1,717,966
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(163,431)	(33,725)	(235,473)	(247,511)
5 - NET VALUE ADDED (3-4)	930,130	61,192	1,416,399	1,470,455
6 - RECEIVED FROM THIRD PARTIES	(364,647)	140,393	(154,588)	117,721
Results of equity investments	(258,472)	73,333	—	—
Financial income	(106,873)	66,678	(154,900)	117,447
Other operating income	698	382	312	274

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	565,483	201,585	1,261,811	1,588,176

8 - DISTRIBUTION OF VALUE ADDED:	565,483	201,585	1,261,811	1,588,176
Payroll	484,333	31,957	687,388	619,927
Salaries	400,199	25,255	565,861	504,983
Benefits	59,110	4,642	87,036	82,527
F.G.T.S	25,024	2,059	34,491	32,417
Taxes and contribution	517,971	23,309	859,215	689,066
Federal	270,821	1,253	555,755	390,686
State	244,682	21,706	299,989	294,928
Municipal	2,468	350	3,471	3,452
Capital Remuneration from third parties	(319,403)	24,132	(188,376)	152,061
Interests	(340,543)	23,429	(222,148)	120,518
Rents	21,140	703	33,772	31,543
Owned capital remuneration (dividends and interest on shareholders’ equity)	(117,418)	122,187	(96,416)	127,122
Retained earnings / Accrued loss	—	76,415	—	76,415
	(117,418)	45,772	(96,659)	50,469
Non-controlling shareholders’ participation	—	—	243	238

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

26. SUBSEQUENT EVENTS

i)     Association Agreement

On July 07, 2009, the Company announced to the market and its shareholders the execution of Reversibility of Operations and Preservation Agreement (“APRO”), with CADE. This agreement resulted from negotiations between Perdigão, Sadia and CADE to ensure the reversibility of the merger until a final decision is made by CADE, through measures that preserve competition  in the marketplace during the assessment of the impact of the Association Agreement

On July 08, 2009, the following terms of the Association Agreement were approved at the Extraordinary Shareholders’ Meeting:

(a)          The change of the corporate name of the Company to BRF — Brasil Foods S.A.;

(b)         Transfer of the head corporate office from São Paulo (SP) to Itajaí (SC);

(c)          Increase the number of members of Board of Directors from  8 to a range from 9 to 11;

(d)         Implement a co-chairman structure to the Board of Directors, with identical prerogatives and tasks.

(e)          Increase the share capital without amendment to the bylaws, up to a limit of 500,000,000 common shares;

(f)            Merger of all shares issued by HFF into the Company’s equity, in the terms of the Protocol and Justification, and the conversion of the HFF in wholly-owned subsidiary of the Company; and

(g)         Increase the capital stock of the Company, through the issuance of 226,395,405 shares by HFF, based on economic value those shares, on the amount of R$1,482,890, through the issuance of 37,637,557 new common shares, registered and with no par value, by the issue price of R$39,40 (thirty nine reais and forty cents) by share, increasing our capital stock from R$3,445,044  to R$4,927,934.

Since the merger of the HFF’s shares, which was approved at the Extraordinary Shareholders’ Meeting on 07.08.09, the Company became the parent company of Sadia, holding indirectly 226,395,405 common shares and with no par value, representing 88.09% of the common shares and 33.15% of total shares of that company, thus setting the first stage of combining Perdigão and Sadia’s operations.

ii) On July 27, 2009, the Company concluded the Global Public Offering process, which includes the primary distribution of 115,000,00 common shares, represented by 102,670,200 shares with value of R$40.00 (forty reais) per share in the Brazilian market and 12,389,800 shares (6,194,900 ADSs) with value of R$80.00 (eighty reais) per ADS, generating a capital increase of the Company in the amount of R$4.600.000, increasing our capital stock from R$4.927.934 to R$9.527.934.

The total quantity of shares initially offered may be increased up to 15%, or 17,250,000 shares, under the same conditions and price of shares initially offered, as option to be grantee in the distribution contract of the Brazilian Offer by the Company to the Lead Coordinator, that will be designated  to attend eventual excessive demand that can be found in the course of the Brazilian Offer.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

On the same date, the Company transferred R$950,000 to Sadia S.A., to serve as an advance for future capital increase, as part of the financial restructuring of its new subsidiary.

iii) On July 24, 2009, the Company makes an adjustment related to the amounts previously recognized to their obligations with the Goiás State relating to the Participation Fund to Promote the  Industrialization of the State of Goiás — Fomentar, due to its adhesion on 07.23.09 to the administrative auction which permitted the early settlement of debts, established on June 30, 2009. As a result of the administrative auction, there was a decrease in the amounts of R$10,726 that would be paid up to 2043.

x-x-x-x-x-x-x-x-x

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information June 30, 2009	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 – BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

06.01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Manoel Cordeiro Silva Filho
João Vinícius Prianti
Décio da Silva
Rami Naum Goldfajn
Luís Carlos Fernandes Afonso
Walter Fontana Filho
Vicente Falconi Campos

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Osvaldo Roberto Nieto
Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer and Investor Relations Director	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Batavo Business Director	Wlademir Paravisi

Itacir Francisco Piccoli
Controller

Marcos Roberto Badollato
Accountant — CRC — 1SP219369/O-4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Management Report

2nd quarter 2009

On May 19 2009 we signed an Association Agreement with Sadia S.A to structure a corporate operation for merging the operations of the two companies. Following approval by the Brazilian anti-trust authorities, we believe the Association will result in a reduction of redundant costs as well as gains in operating scale permitting us to ramp up investments and obtain faster sustainable growth rates to the benefit of shareholders, employees, suppliers and principally the consumers of BRF and Sadia products. The Association will also result in greater efficiency and be instrumental in meeting the challenges of the domestic and international markets in accordance with the corporate strategy for continuous expansion of the chosen businesses of BRF and Sadia.

The following stages and operations have been established for the successful conclusion of this operation: (i) the incorporation of the Company HFF through the adhesion of the majority of shareholders of Sadia’s common shares; (ii) amendment of the corporate denomination of Perdigão S.A. to BRF — Brasil Foods S.A., including the transfer of the Company’s registered offices to the city of Itajaí in the state of Santa Catarina and other statutory adjustments for adapting the new corporate structure; (iii) on July 8 2009, the merger of shares issued by HFF by our Company in the proportion of 1 common share issued by HFF for each common share 0.166247 issued by us; (iv) migration of the remaining shareholders of Sadia to BRF through the merger of shares issued by Sadia by our Company in accordance with the following exchange ratio: 1 common or preferred share issued by Sadia for each  0.132998 common share issued by us, for which an Extraordinary General Assembly was called for August 18 2009; (v) prior to the HFF Incorporation, the sale to the ex-controllers of Sadia of Concórdia Holding, the controlling shareholder of Concórdia Corretora  and Concórdia Banco, neither of which are a party to the Association.

Association Agreement — BRF and Sadia

Sadia’s results will only be consolidated on the third quarter 2009, according to the Association Agreement and shares incorporation EGSM  held on 07/08/09.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Together with the foregoing, BRF successfully concluded a public offering worth R$ 4.6 billion, through the issue of 115 million new shares with priority rights in the allotment of shares to all the shareholders of BRF and Sadia. The net value of funds received on July 27 2009 from the Global Offering irrespective of the shares covering eventual over-allotments, will be used to adjust our consolidated capital structure, priority being given to the settlement of Sadia’s short-term maturities.

BRF reported a second quarter 2009 net income of R$ 129 million, a 70% rise on the same quarter in 2008 in spite of a continued adverse trading environment, particularly for exports.

A significant recovery in international markets, albeit slow, together with domestic market performance both contrived to produce a slight improvement in quarter on quarter operating margins, although a sharp appreciation of the Real against the US dollar has worked against this operational result.

While revenues from exports increased by 5% over the first quarter of 2009, domestic markets were notable for a strong showing in the dairy products segment with increased demand for fluid milk products.

Gross sales amounted to R$ 3.1 billion in the second quarter, 4% down on the same period for the preceding year, and gross profits at R$ 593 million were 5% lower.

We continue to view the recovery in market performance over the next few quarters positively in parallel with the rationalization of costs and expenses of the productive processes, our focus being on restoring the profitability of our results.

(The variations mentioned in this report are comparisons between the second  quarter 2009 and the second  quarter of 2008, or  for the accumulated period in the first half of 2009 compared with the first half of 2008, except where otherwise stated).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Indicators

2nd Quarter 2009

Gross sales totaled R$ 3.1 billion, 3.9% lower, due to the impact of export performance on the recovery process with a sharp appreciation of the Real against the US dollar.

Total commercialized sales volume from the meats, dairy products and other processed products was 727.8 thousand tons,  a 10.7% reduction, and a reflection of export demand and repositioning of products in the domestic market.

The domestic market represented 56.3% of net sales, a decline of 4.4% in sales and 14.5% in total commercialized volumes;

Exports accounted for 43.7% of net sales and reported a 4.8%  decline in the quarter with sales volume 2.8% down.

Gross profit amounted to R$ 592.8 million, a drop of 5.1%;

EBITDA reached R$ 132.5 million, a 43.2% reduction in the quarter.

Accumulated net income was R$ 129.3 million, 70.4% higher than the same period in 2008.

Share trading volume registered an average of US$ 24.8 million/day for the quarter,  a decline of 30.7%.

Breakdown of Sales- 1H09

*includes milks: UHT- long-life, pasteurized and powdered.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Results
R$ Million

HIGHLIGHTS	2Q09	2Q08	% Ch.	1H09	1H08	% Ch.
Gross Sales	3,124	3,251	(4)%	6,160	6,098	1%
Domestic Market	1,917	1,992	(4)%	3,805	3,735	2%
Exports	1,207	1,259	(4)%	2,355	2,363
Net Sales	2,703	2,833	(5)%	5,306	5,295
Gross Profit	593	625	(5)%	1,128	1,161	(3)%
Gross Margin	21.9%	22.0%	—	21.3%	21.9%	—
EBIT	12	135	(91)%	16	226	(93)%
Net Income	129	76	70%	(97)	127	—
Net Margin	4.8%	2.7%	—	(1.8)%	2.4%	—
Adjusted Net Income	129	76	70%	35	127	(72)%
Adjusted Net Margin	4.8%	2.7%	—	0.7%	2.4%	—
EBITDA	133	233	(43)%	250	420	(40)%
EBITDA Margin	4.9%	8.2%	—	4.7%	7.9%	—
Earnings per Share*	0.63	0.37	—	(0.47)	0.61	—

* Consolidated earnings per share (in Reais), excluding treasure shares

Net Adjusted Result — Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA

R$ Million

Sectoral performance

Global economic conditions reported an improvement between April and June compared to the market turmoil during the first quarter of the year. The strong worldwide stock market rally is indicative of a recovery in investor confidence in global growth prospects, contributing to the relaxing of tight credit conditions in many countries. However, the affects of the credit crunch persist in some countries and markets such as Russia.

In line with the financial market, demand for meats also reported a recovery in both prices and export volume compared to the worst months of the financial meltdown (between October 2008 and February 2009). However, the prices of meat-based protein for export are still a far cry from pre-crisis levels.  In the domestic market, the real value of sales reported by the Brazilian Supermarkets Association (ABRAS) points to an accumulated increase of 5.3% between January and June (compared with the same period a year earlier), indicating that consumption, unlike other countries, is registering an increase due to real gains in income in recent years. Data also shows that credit is becoming more freely

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

available and we forecast that domestic demand will continue to drive the economy in 2009.

Exports — Chicken meat export volume in the second quarter of 2009 increased by 14.0% compared with the first quarter. The markets for pork and beef also reported stronger volume of 18.5% and 16.9%, respectively while prices posted a quarter on quarter improvement with the exception of pork meat. Chicken meat exports rose by 7.6% and beef by 4.1% in US dollars. Meanwhile, the 4.1% dip in pork prices is due to the economic situation of the principal importing countries. Since the fourth quarter of 2008 the prices of animal protein have recorded sharp declines, and prices still remain below the average for 2008. In addition, strong pressure on US dollar-Real exchange rates eroded export revenues in local currency. Compared with the first half of 2008, poultry prices were off by 18.6%, pork 24.3% and beef 12.8% in US dollar terms.

Domestic consumption — Government driven fiscal and monetary stimulus measures prevented a more drastic decline in industrial production helping to reverse the downward trend in the labor market. With companies beginning to hire once again, the unemployment rate in metropolitan regions fell from 9% in March to 8.1% in June. Real incomes continue to expand, rising by 3.9% between January and May compared with the same period in 2008.

Raw materials — Average domestic corn prices remained stable compared with the first quarter of 2009 while the average quotation for soybeans rose by 4.8% in Reais. Stability in average prices of corn reflects continuing high domestic inventory, the exchange rate acting as a disincentive to export. Supplies were also plentiful on the world market, principally in the USA while domestic demand was weak. Soybean prices were driven higher by the poor harvest in Argentina  and by international demand that was higher than forecast.

Investments and Projects

In line with the fiscal year’s budget, the Company invested R$ 175.8 million in capital expenditures for the second quarter. These were particularly directed towards the improvement plan, including the rebuilding of fixed assets at Rio Verde in the state of Goiás due to fire damage to the plant — albeit covered by insurance. In addition, the Company pressed ahead with new projects and the industrial unit under construction in Bom Conselho in the state of Pernambuco. The accumulated total for investments in the first six months was R$ 295.5 million, 7.4% lower than in the same first half of 2008, excluding outgoings on acquisitions. The amount spent on poultry/hog breeder stock was R$ 47.8 million, 12.3% down on the second quarter 2008. For the first half as a whole, investment was R$ 94 million, 8.7% less than the same period in 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Investments

1st Half 2009 -R$ 295.5 million (7,4% lower)

Operating Performance

Production

As already informed, during the first quarter, we downsized our inventory in the light of destocking by importers at the end of 2008, reducing the volume of meat destined for the export markets by 20%.

Consequently, poultry slaughter recorded a year on year fall of 8.7%, although hog/beef slaughtering increased 5.6%, reflecting a downward adjustment of 9.3% in meat processing during the quarter compared with the preceding year. For the accumulated first six months of 2009 against 2008 there was a decline of 9.1%.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

	2Q09	2Q08	% Ch.	1H09	1H08	% Ch.
Poultry Slaughter (million heads)	192.0	210.4	(9)%	373.5	423.4	(12)%
Hog/ Cattle Slaughter (thousand heads)	1,258.0	1,191.4	6%	2,469.0	2,293.2	8%
Production (thousand tons)
Meats	457.8	504.6	(9)%	909.5	1,000.1	(9)%
Dairy Products	234.4	329.4	(29)%	497.5	614.1	(19)%
Other Processed Products	25.4	23.0	10%	52.4	46.8	12%
Feed and Premix (thousand tons)	1,220.3	1,338.2	(9)%	2,363.9	2,629.2	(10)%
One-day Chicks (milion units)	213.2	226.1	(6)%	385.2	446.3	(14)%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Market

This market reported more robust demand for lower priced goods, with particularly strong pressure on pork products due to the diversion of output from overseas markets.

Sales — Domestic Market

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2Q09	2Q08	% Ch.	2Q09	2Q08	% Ch.

Meats	181.0	197.6	(8.4)	992.0	968.4	2.4
In Natura	32.4	41.4	(21.7)	151.9	166.5	(8.8)
Poultry	25.3	29.9	(15.4)	109.5	112.8	(2.9)
Pork/Beef	7.1	11.5	(38.1)	42.4	53.7	(21.0)
Elaborated/Processed (meats)	148.7	156.2	(4.8)	840.1	801.8	4.8
Dairy Products	232.7	296.3	(21.5)	661.0	755.9	(12.5)
Milk	181.0	236.7	(23.5)	429.5	481.8	(10.8)
Dairy Products/Juice/Others	51.7	59.6	(13.3)	231.5	274.1	(15.5)
Other Processed	27.5	26.5	3.4	160.3	154.1	4.0
Soybean Products/ Others	53.3	57.6	(7.5)	104.2	114.2	(8.8)
Total	494.4	578.1	(14.5)	1,917.5	1,992.5	(3.8)

Processed	227.8	242.4	(6.0)	1,231.9	1,230.0	0.2
% Total Sales	46.1	41.9	—	64.2	61.7	—

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	1H09	1H08	% Ch.	1H09	1H08	% Ch.

Meats	363.5	393.8	(7.7)	1,986.1	1,876.9	5.8
In Natura	70.9	82.9	(14.5)	311.6	321.5	(3.1)
Poultry	56.3	61.8	(8.9)	228.9	227.2	0.7
Pork/Beef	14.6	21.1	(30.8)	82.8	94.2	(12.1)
Elaborated/Processed (meats)	292.6	310.9	(5.9)	1,674.4	1,555.4	7.7
Dairy Products	483.5	522.3	(7.4)	1,274.9	1,353.6	(5.8)
Milk	379.7	403.3	(5.9)	813.6	820.8	(0.9)
Dairy Products/Juice/Others	103.8	119.0	(12.8)	461.3	532.8	(13.4)
Other Processed	53.7	51.9	3.4	312.9	294.0	6.4
Soybean Products/ Others	110.5	109.0	1.4	230.7	210.7	9.5
Total	1,011.1	1,077.1	(6.1)	3,804.6	3,735.2	1.9
	—	—	—	—	—	—
Processed	450.1	481.8	(6.6)	2,448.6	2,382.1	2.8
% Total Sales	44.5	44.7	—	64.4	63.8	—

Meats — Sales revenue increased 2.4% on 8.4% lower volume. Average prices were 10.8% higher, offsetting to a degree average year on year cost increases of 11.2%. We took the strategic decision of accelerating the process of reducing in-natura product sales volumes (poultry/pork) to the domestic market — the relative share falling by 21.7% in volume — a percentage that had risen following the consolidation of Eleva in 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In addition, weaker overseas demand resulted in a greater supply of products from other  Brazilian companies — originally destined for export — but redirected to domestic  supermarket shelves. Processed product sales rose 4.8%, with average prices 9%  higher, partially compensating costs which increased at higher rates.

Dairy Products — This market is experiencing greater stability this year, notably in the case of fluid milk products, with segment margins in recovery mode. While sales revenue declined 12.5%, volumes were 21.5% lower. However, average prices  were 11.5% up, while average costs were 0.7% lower, registering solid market demand for fluid milks.

Other processed products — Sales revenue from this segment was 4.0% higher on a 3.4% improvement in volume. The products covered by this segment including pastas, pizzas, margarines, frozen vegetables,  cheese bread, the soybean based vegetarian line, among others,  have been gaining greater predominance in the domestic market thanks to their ability to add value to corporate earnings.

Market Share - %

In Volumes

Source: AC Nielsen — YTD 2009

Principal Brands: Perdigão, Batavo, Elegê, Doriana and Becel.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Distribution Channels	In Sales Revenue

Exports

Export revenue reached R$1.2 billion, a growth of 5% compared with the first quarter, despite recording  a decline of 4.1% in relation to the same quarter in the preceding year. The appreciation of the Real against the US dollar during the period under review had a negative impact on export revenues when translated into Reais, thus reducing the positive impact of price increases. In US dollars-FOB (Free on Board), average prices rose 14.0%, as opposed to an appreciation in the Real against the US Dollar of 15.7% in the period compared with the first quarter 2009.

Meats — The turbulent scenario of the first quarter, also reflected negatively on second quarter earnings, when both importers and the retail sector was obliged to cut inventory and thus reducing demand for Brazilian imports.

The Company posted a 2.2% decline in meat volumes while sales  were down by 3%. Average prices in Reais fell 0.8% due to the currency translation impact with average costs 0.3% higher in the quarter and margins on exports continuing under pressure. In relation to the second quarter 2008, average prices in US dollars were 19.5%  weaker and 21.1% less on a first half year comparative basis.

Dairy products — Shipped volumes of dairy products were down by 58.8% and 69.7% in sales revenue. This fall is due to a significant decline in average prices practiced — 26.6% less than for the preceding year, with average costs 11.3% lower, principally due to lower demand in the wake of the international crisis and also caused by high New Zealand inventory due to growth in output.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Export Markets

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	2Q09	2Q08	% Ch.	2Q09	2Q08	% Ch.

Meats	285.4	291.9	(2.2)	1,200.6	1,238.0	(3.0)
In Natura	244.7	243.0	0.7	963.2	958.3	0.5
Poultry	201.8	206.2	(2.2)	765.5	761.3	0.6
Pork/Beef	43.0	36.7	16.9	197.6	197.0	0.3
Elaborated/Processed (meats)	40.7	48.9	(16.8)	237.4	279.7	(15.1)
Dairy Products	1.1	2.6	(58.8)	5.8	19.0	(69.7)
Milk	0.7	1.7	(57.9)	3.8	12.4	(69.3)
Dairy Products	0.4	1.0	(60.3)	2.0	6.7	(70.5)
Other Processed	0.1	0.4	(83.3)	0.3	1.6	(81.2)
Total	286.6	294.9	(2.8)	1,206.6	1,258.6	(4.1)
Processed	41.2	50.3	(18.1)	239.7	287.9	(16.8)
% Total Sales	14.4	17.0	—	19.9	22.9	—

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	1H09	1H08	% Ch.	1H09	1H08	% Ch.

Meats	561.6	554.6	1.2	2,341.1	2,310.5	1.3
In Natura	479.8	461.6	3.9	1,856.2	1,772.6	4.7
Poultry	401.5	393.3	2.1	1,478.3	1,421.9	4.0
Pork/Beef	78.2	68.3	14.5	377.9	350.7	7.8
Elaborated/Processed (meats)	81.8	93.0	(12.1)	484.9	537.9	(9.9)
Dairy Products	2.3	6.6	(65.7)	12.6	49.4	(74.6)
Milk	1.5	4.6	(67.2)	8.3	35.1	(76.3)
Dairy Products	0.8	2.0	(62.3)	4.3	14.3	(70.2)
Other Processed	0.2	0.7	(64.5)	1.3	2.7	(50.4)
Total	564.1	562.0	0.4	2,355.0	2,362.6	(0.3)
	—	—	—	—	—	—
Processed	82.8	95.7	(13.5)	490.5	554.9	(11.6)
% Total Sales	14.7	17.0	—	20.8	23.5	—

The Company reported the following performance in its leading overseas markets during the quarter:

•                  Europe — With export revenues  and volume diminishing by 13.0% and 11.1% respectively, European market demand for protein continues lackluster, particularly in terms of processed products and turkey meat, a situation which still reflects the adverse situation triggered by the international crisis.

•                  Middle East — The growth of 10% in export revenues and 7.3% in volumes for the second quarter was achieved thanks to the recovery in this market and the gradual improvement in average US dollar prices.

•                  Far East — Recovery has been gradual in this market, with demand even weaker in the Japanese market due to the impact of average inventory levels. On the other hand,  Singapore and Hong Kong logged significant improvements in growth. For the area as a whole, export revenue was off by 9.5% and 9.9% in volume.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

•                  Eurasia — Both export revenue and volume fell by 5.7% and 23.3% respectively, principally reflecting pressures in the Russian market, with average prices down, especially in the case of pork meat.

•                  Africa, the Americas and Other Countries — These areas posted a positive performance increasing by 12.8% in export revenue and decrease 1.7% in volume, notably improved inroads being recorded in the markets of South Africa, Angola  and Egypt.

Exports by Region

(% of net sales)

Net Sales — Second quarter net sales were R$ 2.7 billion against R$ 2.8 billion in the second quarter of 2008, 4.6% lower. For the accumulated first half, net sales amounted to R$ 5.3 billion, 0.2% more than the same period in 2008 due to the translation effect of the stronger Real on export revenues and the difficulty of recuperating international markets still under the impact of the economic downturn.

Domestic net sales represented 56.3% of the total, reporting revenues of R$ 1.5 billion. The overseas market accounted for a 43.7% share of sales revenue, in spite of a 4.8% decrease in exports posted in the quarter.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Breakdown of Net Sales (%)

Cost of Sales — The decline of 4.4% in the quarterly cost of sales contributed towards offsetting the reduction in sales revenue during the quarter. Cost of sales totaled R$ 2.1 billion in the quarter and accumulating R$ 4.2 billion in the first  half, a 1.1% increase, equivalent to  78.1% of net sales against 78.0% in the same quarter of the previous year.

Quarterly cost formation for the quarter and the first half reflects the impact on the productive chain of the 20% cut in production in the first quarter (destined for export), the gradual increase in cost formation during 2008 and the partial reallocation of production from the Rio Verde plant to other units following the fire at the complex.

Gross Profit and Gross Margin —  In the light of the foregoing scenario, quarterly gross profits amounted to R$ 592.8 million, 5.1% less than the same period in 2008,  and accumulating  R$ 1,127.9 million in the first half of 2009, 2.9% less than the same period a year earlier. The gross margin was 21.9% against 22.0% in the second quarter 2008 and 21.3% in the first half compared with 21.9% in the first six months of 2008.

Operating Expenses — Operating expenses were also responsible for the sustained pressure on quarterly margins, growing by 18.6%, and 18.9% for the full six-month period. This largely reflected continued high inventory and freight overheads, accounting for 21.5% of net sales against 17.3% in the second quarter of 2008 and 21.0% in the first half compared with 17.7% in the same period a year earlier.

The main impetus driving this item was commercial expenses — an increase of 19.9% - impacted especially by higher warehousing and distribution costs, further exacerbated by the transfer of products from the Rio Verde unit to other Distribution Centers due to the fire, in addition to investments in marketing campaigns.

Administrative expenses rose 2.2% in the quarter reflecting efforts to reduce expenses and due to the integration of processes. The first six months recorded a 1.2% decrease, helping to offset the weaker quarterly results.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Income and Operating Margin — Operating income before financial expenses was R$ 11.7 million, equivalent to a 0.4% operating margin against 4.8% in the same quarter of the preceding year. The 91.3%  quarterly and 93% first half decrease in relation to 2008 was largely due to the impact of the crisis and the  affect of the appreciation of the Real against the US dollar on exports, the reduced sales volume in the domestic market and the increase in production costs and commercial overheads as commented above.

Financial Results — Net debt increased 26.5% compared with June 30 2008, principally due to the need to reinforce  working capital to underpin the business and to support capital expenditures during the period, the Company’s cash generation being squeezed by conjunctural factors.

In the light of the appreciation of the Real against the US dollar, net financial income reported a quarterly total of R$ 167.6 million against R$ 32.0 million — 423.1% higher, rising from 1.1% of net sales to  6.2% (510 basis points higher). In the first half, net financial income was R$ 67.3 million against R$ 2.5 million in net financial expenses for the preceding year. Foreign exchange exposure was 25% higher in the quarter.

Debt

	ON 06/30/09			ON 06/30/08
	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
DEBT
Local Currency	653	660	1,313	895	47
Foreing Currency	914	2,486	3,399	2,611	30
Gross Debt	1,567	3,145	4,713	3,506	34
Cash Investments
Local Currency	635	—	635	511	24
Foreing Currency	798	—	798	401	99
Total Cash Investments	1,433	—	1,433	912	57
Net Accounting Debt	134	3,145	3,280	2,594	26

Exchange Rate Exposure - US$ Million			(685)	(584)	17

Other Operating Results — relates to the costs of idle capacity.

Income Tax and Social Contribution — In the first half of 2009 a total of R$ 132 million of tax losses carried forward on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 145.9 million against  R$ 21.5 million booked to the first half of 2008. This tax loss will be amortized by the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

capture of synergies resulting from the incorporation of the subsidiary into the holding company, through the reduction of a series of processes and controls as well as enhancing tax efficiencies arising from an improvement in the financial equilibrium of the consolidated structure of credits and debts.

Net Result and Net Margin - Net income totaled R$ 129.3 million in the quarter against R$ 75.9 million in the same quarter 2008, particularly due to the impact of a stronger Real against the US dollar on our currency position, although results have also been affected by  the impact of poorly performing markets on operating results, narrower margins due to increased costs and commercial expenses, besides the fiscal loss from the incorporation of a subsidiary in the preceding quarter. If the latter effect is ignored, the net result for the first six months would have been R$ 35 million, although the accumulated result remained a negative R$ 96.7 million against R$ 126.9 million.

EBITDA — Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 132.5 million, 43.2% lower for the quarter, resulting in an EBITDA margin of 4.9% against 8.2% in the same period in 2008. Since first quarter margins were hit harder by the effects on exports, the first half of the year reported EBITDA of R$ 250.4 million against R$ 419.6 million in the first half of 2008.

Breakdown of EBITDA

EBITDA - R$ Million	2Q09	2Q08	% Ch.	1H09	1H08	Var. %
Net Income	129.3	75.9	70.4	(96.7)	126.9	—
Non Controlling Shareholders	0.1	0.1	(28.7)	0.2	0.2	2.1
Employees / Management Profit Sharing	—	3.2	—	—	7.6	—
Income Tax and Social Contribution	37.6	36.5	3.0	145.9	21.5	578.6
Other Operating Result	17.4	9.8	77.0	32.7	13.3	144.8
Net Financial	(167.6)	(32.0)	423.1	(67.2)	2.5	—
Depreciation, Amortization and Depletion	115.7	139.7	(17.2)	235.5	247.5	(4.9)
= EBITDA	132.5	233.2	(43.2)	250.4	419.6	(40.3)

Shareholders’ Equity — Shareholders’ Equity was R$ 4.0 billion against R$ 4.1billion on December 31 2008, 2.4% less .

Stock Market

Average financial daily volume on the São Paulo Stock Exchange — BM&F Bovespa and the New York Stock Exchange - NYSE was US$24.8 million in the quarter against US$35.7 million in the second quarter 2008 reflecting reduced flows in

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

the capital markets due to the financial crisis, also justifying the weaker performance in  relation to a year earlier.

Performance

PRGA 3	1Q09	1Q08	1H09	1H08
Share price - R$*	37.50	43.21	37.50	43.21
Traded Shares (Volume) - Millions	63.5	56.3	99.7	108.9
Performance	30.4%	7.5%	26.1%	(2.4)%
Bovespa Index	25.8%	6.6%	37.1%	1.8%
IGC (Brazil Corp. Gov. Index)	27.5%	4.1%	33.7%	(6.4)%
ISE (Corp. Sustainability Index)	22.3%	12.8%	22.6%	1.0%

PDA	1Q09	1Q08	1H09	1H08
Share price - US$*	38.18	54.50	38.18	54.50
Traded Shares (Volume) - Millions	12.3	11.6	22.6	18.8
Performance	53.9%	19.7%	44.7%	10.7%
Dow Jones Index	11.0%	(7.4)%	(3.8)%	(14.4)%

* Closing Price

The Company’s shares accounted for 34% of the total Brazilian food sector’s transactions conducted on the BM&F Bovespa in the first half and 53% of the sector’s ADR trading on the NYSE. The Company’s equities reported the best liquidity among domestic companies making up the sector.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Social Balance

As of June 30 2009, the Company’s labor force stood at 56.8 thousand, 1.5% lower than in the same period a year earlier. During the first half year, the Company invested R$ 92.6 million in benefits and training — more than in 2008. Environmental investments reported a year on year increase of 11.6% at R$ 17.9 million.

Indicators

Main Indicators	1H09	1H08	% Ch.
Number of Employees	56,804	57,693	(1.5)
Net Sales per Employee/Year - R$ Thousand	186.8	183.5	1.8
Productivity per Employee (tons/year)	51.5	57.7	(10.7)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Added Value
R$1,261 million 16.5% lower

Added Value Distribution	1H09	1H08

Human Resources	687.4	619.9
Taxes	859.2	689.1
Interest	(188.4)	152.1
Retention	(96.7)	126.9
Minority Interest	0.2	0.2
Total	1,261.8	1,588.2

Corporate Governance

Association Agreement with Sadia — On May 19 2009, we signed an Association Agreement for implementing the unification of our operations with those of Sadia, as follows: (i) Incorporation of HFF on July 8 2009 through the merger by our Company of shares issued by HFF (capital representing the majority of shares of Sadia’s common shareholders), in accordance with the following exchange ratio: 1 common share issued by HFF for each 0.166247 common share of our own issue; (ii) the remaining shareholders of Sadia will migrate to BRF through the merger of shares issued by Sadia by our Company in accordance with the following exchange ratio: 1 common or preferred share issued by Sadia for each 0.132998 common share of our own issue. The dissenting shareholders of common shares issued by Sadia, on the occasion of the Sadia Merger, will enjoy the right of withdrawal pursuant to the law; and (iii)  Concórdia Holding, controller of Concórdia Corretora and Concórdia Banco, is not a party to the Association and was therefore sold to the current controlling shareholders of Sadia prior to the Incorporation of HFF.

An Extraordinary General Meeting has been called to approve the merger of the shares held by Sadia’s shareholders, to take place on August 18 2009. With the completion of these stages in the Association, it is expected that all the shares issued by Sadia shall pass into our ownership. The Association is subject to approval by our shareholders and by those of Sadia as well as the anti-trust authorities, in such a way that our activities shall not be integrated with the activities of Sadia until the decision of the appropriate anti-trust organs is announced.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Association conforms to our strategies for expanding our business in both the domestic and export markets and will permit complementary actions between the respective operations. In addition, we believe that the Association will create important advantages in terms of synergies and scale.

On June 30 2009, we announced a material fact informing that the Association had been approved by the European Union anti-trust authorities. The Association Agreement has been submitted for examination by the Brazilian anti-trust  authorities (Administrative Council for Economic Defense — CADE, Economic Law Department — SDE and the Economic Monitoring Secretariat — SEAE). While the Association is being analyzed by the Brazilian anti-trust authorities, we and Sadia could be subject to certain specific obligations for maintaining market conditions unaltered, and agreed with the anti-trust authorities.

Merger of Shares — On July 8 2009 we held an Extraordinary  General Meeting for the merger of HFF’s shares through the transfer of 226,395,405 shares issued by HFF on the basis of the economic value of the  said shares for the amount of R$ 1,482,889,902.75, upon the issue of 37,637,557 new common, nominative, book entry shares at par at the issue price of R$ 39.40 per share.

Raising of Funding — Primary Offering -  BRF is in the process of concluding a Global Offering for the primary issue of shares, which has resulted in the ratification and paying in on July 27 2009 for the issue of 115,000,000 million new shares at the price of R$ 40.00 per share in the gross amount of R$ 4,600,000,000.00, the net resources of R$ 4,543,578,547.72 being allocated principally to the payment and restructuring of the debts of the Sadia S.A. subsidiary. This amount does not include the shares under the green shoe option. This offering is scheduled to close by August 27 2009, once the pricing has been established.

Capital Stock — Taking into account increases in the capital stock through merger of shares and through the issue under the Global Offering described above, the Company’s  subscribed and paid in Capital Stock as at July 31 2009 stood at R$ 9,527,933,697.75, divided into 359,595,660 common shares, all of which book entry and at par.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Widely Held Control — Equal Rights
As of July 31, 2009

Capital Stock — R$ 9.5 billion

Number of Shares — 359,595,660

Risk Management - BRF adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — BRF signed up to the BM&FBovespa’s Novo Mercado (New Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent  auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

Outlook

We believe that stronger demand in the Company’s leading markets — more especially the Middle East and the Far East — combined with the improvement in the economic scenario, should result in gradually widening margins during the course of the remaining months of the year. In addition to market growth rates, the improvement will also be conditional on the trend in currency rates.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Other important factors which will influence and contribute to Company performance deserve particular mention: (i) the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in the first quarter of this year; (ii) the implementation of the New Commercial Model Project — Terra Nova, its strategic focus being on the customer, maximizing the firepower of the portfolio of our businesses, our brands and our distribution chain; (iii) the economic indicators of several countries show a deceleration or stabilization in rate of decline. In some emerging markets the level of activity is already on the rise, which may contribute to an increase in world demand in the second half, thus boosting protein sales, if only gradually; (iv) in Brazil, with the improvement in unemployment rates (above expectations), together with the fact that the economy has to date largely escaped the full impact of the market turbulence, leads us to believe that the labor market in terms of employment and income will show more positive signs in relation to earlier forecasts this year. This factor combined with the consumer’s reduced commitments to repaying installments for the acquisition of durable goods may have  positive spinoff for the consumption of non-durables such as food.

These forecasted results do not include any effect that the Sadia’s operational conditions and results may have on our consolidated performance in 2009, and to be consolidated as from the third quarter 2009.

São Paulo, August 2009

Nildemar Secches	José Antônio do Prado Fay
Co-Chairman of the Board of Directors	Chief Executive Officer

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Anexo — I

BRF - Brasil Foods  S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET

	06.30.2009	12.31.2008

ASSETS	10,407.2	11,219.5
CURRENT ASSETS	5,138.9	5,985.1
NONCURRENT ASSETS	5,268.3	5,234.4
Long Term Assets	565.8	597.1
Investments	1.0	1.0
Property, Plant and Equipment	3,004.9	2,918.5
Intangible	1,542.5	1,545.7
Deferred Charges	154.2	172.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,407.2	11,219.5
CURRENT LIABILITIES	2,989.3	3,080.9
LONG TERM LIABILITIES	3,404.6	4,027.4
NON CONTROLLING SHAREHOLDERS	1.0	0.7
SHAREHOLDERS’ EQUITY	4,012.3	4,110.6
Capital Stock Restated	3,445.0	3,445.0
Reserves	730.7	703.7
Acumulated Results	(163.5)	(38.1)

INCOME STATEMENT

	2Q09	2Q08	% Ch.
GROSS SALES	3,124.1	3,251.0	(3.9)%
Domestic Sales	1,917.4	1,992.5	(3.8)%
Exports	1,206.7	1,258.6	(4.1)%
Sales Deductions	(421.1)	(418.3)	0.7%
NET SALES	2,703.0	2,832.8	(4.6)%
Cost of Sales	(2,110.2)	(2,208.2)	(4.4)%
GROSS PROFIT	592.8	624.6	(5.1)%
Operating Expenses	(581.1)	(489.9)	18.6%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	11.7	134.7	(91.3)%
Financial Expenses, net	167.6	32.0	423.1%
Other Operating Results	(12.3)	(51.0)	(76.0)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	167.0	115.7	44.4%
Income Tax and Social Contribution	(37.6)	(36.5)	3.0%
Employees / Management Profit Sharing	—	(3.2)	—
Non Controlling Shareholders	(0.1)	(0.1)	(28.7)%
NET INCOME	129.3	75.9	70.4%
EBITDA	132.5	233.2	(43.2)%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

12.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

09.01 — INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO TRADING S.A.	04,688,823/0001-02	Private Subsidiary	100.00	-0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08,519,312/0001-18	Private Subsidiary	100.00	0.07
COMMERCIAL, INDUSTRIAL AND OTHERS		100	100

03	PDF PARTICIPAÇÕES LTDA	08,747,353/0001-61	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,000	1,000

04	UP ALIMENTOS LTDA	08,432,089/0001-77	Private Subsidiary	50.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		1,000	1,000

05	AVIPAL NORDESTE S.A.	01,573,181/0001-08	Private Subsidiary	100.00	0.77
COMMERCIAL, INDUSTRIAL AND OTHERS		66,075,100	66,075,100

06	AVIPAL S.A. ALIMENTOS	91,399,972/0001-56	Private Subsidiary	100.00	0.58
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05,449,127/0001-06	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		7,465,073	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91,399,956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

09.01 — INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	-0,01
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	22.93
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000	35,000

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

16.01 — OTHER RELEVANT INFORMATION

1a) Shareholders’ composition of main shareholders, management and fiscal council on 06.30.09 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	72,461,290	35.01
Management:
Board of directors/executive officers	334,605	0.16
Fiscal Council	—	—
Treasury shares	430,485	0.21
Other shareholders	133,731,723	64.62
	206,958,103	100.00
Shares outstanding	133,731,723	64.62

(*) Shareholders’ that take part of Voting Agreement.

1b) Shareholders’ composition of main shareholders, management and fiscal council on 07.31.09 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	117,318,754	32.63
Management:
Board of directors/executive officers	3,967,098	1.10
Fiscal Council	—	—
Treasury shares	430,485	0.12
Other shareholders	237,879,323	66.15
	359,595,660	100.00
Shares outstanding	237,879,323	66.15

(*) Shareholders that take part of Voting Agreement.

2) Shareholders’ composition of main shareholders, management and fiscal council on June 30, 2008 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	76,209,977	36.82
Management:
Board of directors/executive officers	333,090	0.16
Fiscal Council	—	—
Treasury shares	430,485	0.21
Other shareholders	129,984,551	62.81
	206,958,103	100.00
Shares outstanding	129,984,551	62.81

(*) Shareholders that take part of Voting Agreement.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

16.01 — OTHER RELEVANT INFORMATION

3a) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of June 30, 2009, is as follows:

Shareholders	Common shares	%
PREVI — Caixa Prev. Func. Bco Brasil (1)	29,314,222	14.16
PETROS — Fund. Petrobrás Seg. Soc. (1)	24,924,263	12.04
Fundo Bird (2)	14,915,867	7.21
Fund. Telebrás Seg. Social — SISTEL (1)	8,240,891	3.98
VALIA — Fund. Vale do Rio Doce (1)	7,695,352	3.72
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund. Inv. Tit. V M Librium) (3)	2,286,562	1.10
	72,461,290	35.01
Other	134,496,813	64.99
	206,958,103	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2) Is not part to the Voting Agreement. Belongs to the Shan Ban Shun Family.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

3b) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of July 31, 2009, is as follows:

Shareholders	Common shares	%
PREVI — Caixa Prev. Func. Bco Brasil (1)	52,973,446	14.76
PETROS — Fund. Petrobrás Seg. Soc. (1)	39,142,463	10.89
Fund. Telebrás Seg. Social — SISTEL (1)	8,240,891	2.29
VALIA — Fund. Vale do Rio Doce (1)	12,945,352	3.60
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund. Inv. Tit. V M Librium) (3)	4,016,602	1.12
	117,318,754	32.63
Others	242,276,906	67.37
	359,595,660	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2) Is not part to the Voting Agreement. Belongs to the Shan Ban Shun Family.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

4a) Shareholders’ composition of main shareholders, management and fiscal council on 06.30.09 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	72,461,290	35.01
b) Executive officers and Fiscal Council	334,605	0.16
b.1) Executive Officers and Fiscal Council

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

16.01 — OTHER RELEVANT INFORMATION

Shareholders	Common shares	%
Board of Directors — Direct participation	334,282	0.16
Executive Officers	323	0
Fiscal Council	—	—

4b) Shareholders’ composition of main shareholders, management and fiscal council on 07.31.09 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	117,318,754	32.63
b) Executive officers and Fiscal Council	3,967,098	1.10
b.1) Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors — Direct participation	3,966,775	1.10
Executive Officers	323	0
Fiscal Council	—	—

5) Free Float shares — UNAUDITED:

On 06.30.09 there were 133,731,723 common shares outstanding (free-floating), 64.62% of total issued.

On 07.31.09 there were 237,879,323 common shares outstanding (free-floating), 66.15% of total issued.

6) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Company’s Bylaws.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

20.01 — INDEPENDENT AUDITOR’S REVIEW REPORT

Independent accountant’s review report

(a free translation from the original in Portuguese)

To the Board of Directors and Shareholders of

BRF — Brasil Foods S.A. (formely known as Perdigão S.A.)

São Paulo - SP

1.              We have reviewed the quarterly financial information of BRF — Brasil Foods S.A. (formely known as Perdigão S.A.) (the Company) and the consolidated quarterly financial information of the Company and its subsidiaries for the quarter ended June 30, 2009, consisting of the balance sheet, the statements of income, changes in shareholders’ equity, cash flows and added value, the explanatory notes and the management report stet are the responsibility of its management.

2.              Our review was conducted in accordance with the standards set forth by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.              Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above, for them to be in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the quarterly financial information, including CVM Instruction 469/08.

4.              As mentioned in note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into in the annual financial statements as of December 31, 2008. The statements of income, changes in shareholders’ equity, cash flows and added value, for the quarter ended June 30, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP 02/2009.

5.              As discussed in note 26, on June 08, 2009, the Company acquired the control of Sadia S.A.  This transaction is under analysis of the Administrative Counsel for Economic Defense - CADE and involved the execution of Reversibility of Operations and Preservation Agreement, ensuring the reversibility of the transaction until the implementation of the final decision of CADE.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ITR - Quarterly Information June 30, 2009 CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01629-2 - BRF-BRASIL FOODS S.A. (OLD PERDIGÃO)	01.838.723/0001-27

20.01 — INDEPENDENT AUDITOR’S REVIEW REPORT

August 14, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2